Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2020 RESULTS – STRONG OPERATIONAL PERFORMANCE AND RECORD REALIZED GOLD PRICES DRIVE STRONG QUARTERLY FREE CASH FLOW; DIVIDEND INCREASED BY 75%; ONGOING EXPLORATION SUCCESS REPORTED AT EXISTING OPERATIONS AND PIPELINE PROJECTS

Toronto (October 28, 2020) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported quarterly net income of $222.7 million, or net income of $0.92 per share, for the third quarter of 2020. This result includes non-cash mark-to-market gains on warrants of $20.9 million ($0.09 per share), foreign currency translation gains on deferred tax liabilities of $14.3 million ($0.06 per share), derivative gains on financial instruments of $5.1 million ($0.02 per share), non-cash foreign currency translation losses of $4.3 million ($0.02 per share) and various other adjustments losses of $2.5 million ($0.01 per share). Excluding these items would result in adjusted net income1 of $189.2 million or $0.78 per share for the third quarter of 2020. For the third quarter of 2019, the Company reported net income of $76.7 million or $0.32 per share.

Included in the third quarter of 2020 net income, and not adjusted above, are a non-cash stock option expense of $3.1 million ($0.01 per share) and workforce costs of employees affected by the COVID-19 pandemic (primarily Nunavut-based) of $2.2 million ($0.01 per share).

In the first nine months of 2020, the Company reported net income of $306.4 million, or $1.27 per share. This compares with the first nine months of 2019, when net income was $141.5 million, or $0.60 per share.

In the third quarter of 2020, cash provided by operating activities was $462.5 million ($434.4 million before changes in non-cash components of working capital), compared to the third quarter of 2019 when cash provided by operating activities was $349.2 million ($275.3 million before changes in non-cash components of working capital). The cash provided by operating activities in the third quarter of 2020 sets a quarterly record for the Company and resulted in strong quarterly free cash-flow2 generation.

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

In the first nine months of 2020, cash provided by operating activities was $788.5 million ($824.3 million before changes in non-cash components of working capital), compared to the first nine months of 2019 when cash provided by operating activities was $624.2 million ($603.5 million before changes in non-cash components of working capital).

The increase in cash provided by operating activities in the third quarter of 2020, compared to the prior-year period, was mainly due to an increase in revenues from mining operations resulting from higher average realized gold and silver prices, and higher gold sales volume, offset by higher production costs from the Meadowbank Complex, the LaRonde Complex and the Meliadine mine as a result of higher throughput levels, and higher income and mining taxes related to higher operating margins in the quarter. The increase in net income in the third quarter of 2020, compared to the prior-year period, is primarily due to the reasons described above as well as to non-cash movements related to mark-to-market gains on warrants and on financial instruments owned by the Company, partially offset by higher amortization costs from the Meliadine mine and the Meadowbank Complex. The higher gold sales volume was primarily driven by strong operational performances in the quarter from the LaRonde Complex, the Meadowbank Complex, the Meliadine mine and the Kittila mine.

The increase in cash provided by operating activities in the first nine months of 2020, compared to the prior-year period, was mainly due to an increase in revenues from mining operations resulting from higher average realized gold prices, partially offset by lower gold sales volume, the contribution of nine months of production costs from Meliadine, higher production costs from the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, temporary suspension costs related to the COVID-19 pandemic and higher income and mining taxes related to higher operating margins. The increase in net income in the first nine months of 2020, compared to the prior-year period, is primarily due to the reasons described above as well as non-cash movements related to mark-to-market gains on warrants and on financial instruments, partially offset by higher amortization costs from the Meliadine mine and the Meadowbank Complex. The lower gold sales volume was primarily driven by the suspension of seven of the Company's eight mines in the second quarter of 2020 in response to the COVID-19 pandemic.

"Despite ongoing challenges related to the COVID-19 pandemic, Agnico Eagle's operations had strong performance in the third quarter of 2020. Many of our operations set monthly or quarterly production records, which is a testament to the hard work of our employees and the continued support of our local communities in these difficult times", said Sean Boyd, Agnico Eagle's Chief Executive Officer. "This solid operational performance, coupled with a record realized gold price, resulted in strong quarterly free cash flow generation. With similar production levels expected in the fourth quarter of 2020, we remain confident in our business and its ability to generate significant free cash flow on a go-forward basis. Strong cash-flow generation, together with recent exploration success in several of our long-life mining camps, gives us confidence that we have a sustainable, long-term, self-funding business. With our business on a strong operational and financial footing, we have further increased our quarterly dividend by 75%", added Mr. Boyd.

2 Free cash flow is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

Third quarter of 2020 highlights include:

•	Gold production returns to near-record levels seen in the fourth quarter of 2019 – Payable gold production[3] in the third quarter of 2020 was 492,693 ounces (including 13,305 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic and 1,982 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine) at production costs per ounce of $865, total cash costs per ounce[4] of $764 and all-in sustaining costs per ounce[5] ("AISC") of $1,016. Production costs, total cash costs per ounce and AISC per ounce exclude the pre-commercial production ounces from Barnat and Tiriganiaq

•	Operations have rebounded strongly post second quarter 2020 COVID-19 interruptions – In the third quarter of 2020, new operational records were established at several of the Company's mines. At Canadian Malartic, record monthly tonnage was milled in August, while daily record tonnage was milled at Goldex in September. Record quarterly gold production was achieved at Meliadine, and record monthly gold production was achieved at LaRonde Zone 5 ("LZ5") at the LaRonde Complex in August. At Meadowbank, the operation has showed consistent performance since July, and Kittila continued to have strong underground production in the quarter and the mill expansion is progressing ahead of schedule

•	Production and cost guidance maintained for 2020; no change to longer-term production guidance – Expected gold production in 2020 is unchanged at 1.68 to 1.73 million ounces, while expected total cash costs per ounce and AISC per ounce continue to be forecast in the range of $740 to $790 and $1,025 to $1,075, respectively. Gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively

•	Slight increase to 2020 capital expenditures reflect accelerated development spending – Capital expenditures in 2020 are expected to be approximately $720 to $740 million (compared to previous guidance of $690 million). The increased capital spending primarily relates to accelerated development programs at Kittila (mill, water and tailings management) and Amaruq (restart of underground development and accelerated waste stripping), and the advanced procurement of pipe for the waterline at Meliadine

3Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

4Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Strong quarterly free cash flow drives 75% increase in dividend – On the back of record quarterly results, a quarterly dividend of $0.35 per share has been declared. The previous quarterly dividend was $0.20 per share

•	COVID-19 update – COVID-19 protocols (not including compensation paid to Nunavut-based employees) added $2.8 million (approximately $6 per ounce) to the Company's operating costs in the third quarter of 2020. To-date, the Company has seen limited impact on operational productivity as a result of COVID-19, and it is continuing to strengthen and enhance COVID-19 protocols. In the third quarter of 2020, the Nunavut-based workforce remained at home due to current COVID-19 health guidelines issued by the Government of Nunavut and the Company continued to pay for 75% of the base salaries for these employees (a total of $3.7 million pre-tax, $2.2 million net of tax, included in Other Expenses)

•	Exploration – The Company's exploration focus remains on pipeline projects, near mine opportunities and mineral reserve and mineral resource replacement. Based on ongoing exploration success and strong operational performance, the Company anticipates an increase in exploration spending in 2021. Key exploration highlights include:

•	Kittila – Drilling in the Sisar Zone continues to show potential to significantly expand the zone's footprint laterally and at depth. Recent intercepts, such as 7.3 grams per tonne ("g/t") gold over 4.4 metres at 1,626 metres depth, further indicate the Sisar Zone's potential to be developed into a new mining horizon alongside the Main Zone

•	Canadian Malartic Underground – The expanded drilling campaign at the East Gouldie Zone completed 77,500 metres (100% basis) of conversion and expansion drilling in the first nine months of 2020, resulting in highlights such as 6.3 g/t gold over 39.3 metres at 1,472 metres depth in the deposit's core. The ongoing success of the drilling program is expected to lead to a significant increase in East Gouldie's mineral resource estimate at year-end 2020, which will be integrated into a preliminary economic assessment which is expected to be completed in early 2021

•	LaRonde – Exploration drilling in LaRonde 3's East mine area is confirming and expanding the high grade 20N Zinc South Zone discovery, with highlights such as 8.4 g/t gold, 101 g/t silver, 0.57% copper and 13.3% zinc over 2.8 metres at 3,393 metres depth. The latest results also suggest that gold grades are increasing with depth in the zone, which remains open to the east, at depth and at shallower levels

•	Kirkland Lake Project – The conversion drilling program at depth at Upper Beaver in the third quarter of 2020 returned highlight intercepts such as 11.6 g/t gold and 0.48% copper over 5.6 metres at 1,227 metres depth. Results from the 2020 exploration program will be incorporated into an updated mineral reserve and mineral resource estimate at year-end and an updated technical study to be completed in 2021

•	Pinos Altos – Underground exploration drilling of the Cubiro deposit is extending and validating the lateral continuity of wide, high-grade gold and silver intercepts, with highlights such as 8.1 g/t gold and 119 g/t silver over 3.4 metres at 77 metres depth. The latest results from Cubiro will be incorporated into an initial mineral reserve estimate for Cubiro at year-end that, combined with other developments on the property, are expected to replace ore mined at Pinos Altos in 2020

Third Quarter Financial and Production Highlights

All of the Company's eight mines started the third quarter of 2020 operating at full capacity following a successful ramp-up of operations in May and June 2020. Despite the new hygiene and safety protocols implemented in response to COVID-19, several of the Company's mines, including the LaRonde Complex, the Meadowbank Complex, Meliadine and Kittila, delivered strong quarterly performance and resulted in quarterly gold production at near-record levels.

In the third quarter of 2020, payable gold production was 492,693 ounces (including 13,305 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic and 1,982 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine), compared to 476,937 ounces in the prior-year period (which included 33,134 ounces of pre-commercial gold production at Amaruq).

The higher gold production in the third quarter of 2020 when compared to the prior-year period was primarily due to the strong performance of the Nunavut operations which achieved their targeted operating rates, partially offset by lower production from Goldex, Canadian Malartic and Pinos Altos due to lower grades than planned as a result of adjustments to the mining sequences and lower production from Kittila due to a planned shutdown at the end of the quarter.

In the first nine months of 2020, payable gold production was 1,235,123 ounces (including 18,930 ounces of pre-commercial gold production from the Barnat deposit at Canadian Malartic and 1,982 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine), compared to 1,287,469 ounces in the prior-year period (including an aggregate of 82,562 ounces of pre-commercial production at Meliadine and Amaruq).

The lower gold production in the first nine months of 2020, when compared to the prior-year period, was primarily due to lower production at four of the Company's eight mines as a result of temporary shutdowns or reduction in activities in the second quarter of 2020 related to government mandated COVID-19 restrictions, partially offset by the contribution of nine months of production from Meliadine which achieved commercial production in May 2019 and strong performance at Kittila. A detailed description of the production at each mine is set out below.

Production costs per ounce in the third quarter of 2020 were $865, compared to $713 in the prior-year period. Total cash costs per ounce in the third quarter of 2020 were $764, compared to $653 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period primarily due to higher production costs at the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, higher costs per ounce at Goldex and Canadian Malartic, mostly related to lower gold production, and higher production costs at Kittila resulting from contractor cost pressures, partially offset by lower costs per ounce at Meliadine from higher gold production and, for total cash costs per ounce, higher by-product revenues at the LaRonde Complex and the Mexican operations.

Production costs per ounce in the first nine months of 2020 were $864, compared to $724 in the prior-year period. Total cash costs per ounce in the first nine months of 2020 were $805, compared to $643 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period primarily due to lower gold production related to temporary shutdowns or reduction in activities in the second quarter of 2020, higher production costs at the Meadowbank Complex as mining transitioned to the Amaruq satellite deposit, higher production costs at Kittila as a result of contractor cost pressures and higher costs per ounce at Goldex and Canadian Malartic, mostly related to lower gold production.

AISC in the third quarter of 2020 was $1,016 per ounce, compared to $903 in the prior-year period. AISC in the third quarter of 2020 increased when compared to the prior-year period primarily due to higher total cash costs per ounce and higher sustaining capital at the Meadowbank Complex as the Amaruq satellite deposit transitioned to commercial production, partially offset by lower general and administrative expenses in the period.

AISC in the first nine months of 2020 was $1,078 per ounce, compared to $898 in the prior-year period. AISC in the first nine months of 2020 increased when compared to the prior-year period primarily due to higher total cash costs per ounce and higher sustaining capital at the Meadowbank Complex, as the Amaruq satellite deposit and Meliadine transitioned to commercial production in the second and third quarters of 2019, respectively. A detailed description of the cost performance of each mine is set out below.

Strong Financial Results; Bank Credit Facility Fully Repaid; Dividend Increased by 75%

Record quarterly cash provided by operating activities resulted in strong free cash flow generation in the third quarter of 2020. With the forecast of record gold production in each of the next two years, combined with strong margins expected to be supported by the positive outlook for the price of gold, Agnico Eagle has increased its dividend by a further 75% to $0.35 per share or an annualized rate of $1.40 per share.

Cash and cash equivalents and short-term investments decreased slightly to $321.5 million at September 30, 2020, from the June 30, 2020 balance of $336.4 million, primarily due to the July repayment of the $250 million which was drawn on the Company's unsecured revolving bank credit facility, largely offset by the strong cash flow generation in the quarter. The outstanding balance on the Company's unsecured revolving bank credit facility is now nil, and available liquidity under this facility is $1.2 billion, not including the uncommitted $300 million accordion feature.

As of September 30, 2020, approximately 50% of the Company's remaining 2020 estimated Canadian dollar exposure is hedged at an average floor price above 1.34 C$/US$ and approximately 20% of the Company's 2021 estimated Canadian dollar exposure is hedged at an average floor price of approximately 1.37 C$/US$.

As of September 30, 2020, approximately 42% of the Company's remaining 2020 estimated Mexican peso exposure is hedged at an average floor price above 20.00 MXP/US$ and approximately 25% of the Company's 2021 estimated Mexican peso exposure is hedged at an average floor price above 21.00 MXP/US$. As of September 30, 2020, approximately 8% of the Company's remaining 2020 estimated Euro exposure is hedged at an average floor price of approximately 1.13 US$/EUR.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to support its key input costs.

Capital Expenditures

The total capital expenditure forecast (including sustaining capital) for the full year 2020 is now expected to be in the range of $720 million to $740 million (previous guidance was $690 million). With a strong rebound of the operations in the third quarter of 2020, the Company accelerated development programs at several sites to increase production flexibility in 2021 and beyond. The increased capital spending primarily relates to:

•	Kittila – An addition of approximately $15 million in development capital expenditures to accelerate the completion of the mill expansion, the construction of the NP4 tailings pond and the construction of the discharge pipeline following the receipt of the environmental permits in May 2020, which will increase the processing volume to 2.0 million tonnes per annum

•	Meliadine – An addition of approximately $13 million in development capital expenditures to purchase pipe for the proposed waterline in order to execute the project quickly once permitting is complete

•	Amaruq – An addition of approximately $12 million in development capital expenditures; $7 million related to the restart of the Amaruq underground project and $5 million to accelerate the stripping of the IVR pit to enhance production flexibility in 2021

Total pre-commercial production gold sales from the Barnat deposit at Canadian Malartic and anticipated pre-commercial production and gold sales from the Tiriganiaq open pit at Meliadine and from the IVR pit at Amaruq are incorporated in, and netted against, the total 2020 capital expenditure forecast. As a result, some variability is likely, depending on the timing of the achievement of commercial production at these projects, prevailing gold prices and foreign exchange rates.

The following table sets out capital expenditures (including sustaining capital) in the third quarter and the first nine months of 2020.

Capital Expenditures
(In thousands of US dollars)
	Three Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2020
Sustaining Capital
LaRonde Complex	$26,068	$57,781
Canadian Malartic mine	13,477	33,866
Meadowbank Complex	20,711	49,775
Meliadine mine	10,725	30,011
Kittila mine	8,579	27,341
Goldex mine	4,893	17,278
Pinos Altos mine	4,810	11,947
Creston Mascota mine	—	—
La India mine	1,077	9,307
Total Sustaining Capital	$90,340	$237,306

Development Capital
LaRonde Complex	$11,314	20,679
Canadian Malartic mine	(6,606)	745
Meadowbank Complex	15,064	48,981
Amaruq underground project	7,952	18,598
Meliadine mine	29,694	63,829
Kittila mine	43,933	113,066
Goldex mine	3,989	9,096
Pinos Altos mine	1,337	2,433
Creston Mascota mine	—	—
La India mine	2,905	4,928
Other	228	14,234
Total Development Capital	$109,810	$296,589
Total Capital Expenditures	$200,150	$533,895

2020 Gold Production and Cost Guidance Unchanged

Gold production guidance for 2020 is unchanged at 1.68 to 1.73 million ounces (including pre-commercial production of gold ounces from the Barnat deposit at Canadian Malartic, the Tiriganiaq open pit at Meliadine and the IVR pit at Amaruq). The Company anticipates that total cash costs per ounce and AISC per ounce for 2020 will continue to be in the range of $740 to $790 and $1,025 and $1,075, respectively.

Previous gold production guidance for 2021 and 2022 remains unchanged with a mid-point of 2.05 million and 2.10 million ounces, respectively. Full production and cost guidance will be updated with the results for the year-end and fourth quarter of 2020 in February 2021.

Taxes

For the fourth quarter of 2020, the Company anticipates the overall effective tax rate to be at the higher end of the range of approximately 40% to 45%, considering current margins. As previously announced, the Company anticipates the overall full year effective tax rate for 2020 to be approximately 40% to 45%.

Dividend Record and Payment Dates for the Third Quarter of 2020

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.35 per common share, payable on December 15, 2020 to shareholders of record as of November 25, 2020. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for fiscal 2020

Record Date	Payment Date
November 25, 2020*	December 15, 2020*
March 1, 2021	March 22, 2021

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

COVID-19 Update

From the early days of the outbreak of the COVID-19 pandemic, the Company implemented extraordinary measures with a constant focus on protecting the health and safety of its employees, on protecting and supporting the communities in which it operates and on protecting its operations. In the third quarter of 2020, the Company further enhanced the protocols put in place and significantly increased its testing capacity, maintained its transparent communication with employees and continued its efforts to strengthen relationships with local communities.

As of October 27, 2020, 123 employees have tested positive for COVID-19. A significant majority of these cases were detected by the Company's screening and testing protocols. To date, these protocols have been effective at detecting COVID-19 cases and preventing the spread of the virus within the Company's operations.

Of the 123 employees who have tested positive for COVID-19, 105 employees have recovered and the Company continues to follow-up closely on the health status of the 18 employees that have not yet recovered. Of these 18 cases, one employee required hospitalization and the other 17 employees are experiencing mild symptoms and are isolating at home.

Region	Total Positive Cases	Detected Offsite	Detected by the Company's protocols	Recovered Cases
Finland	2	1	1	2
Nunavut	5	2	3	2
Abitibi	6	6	—	5
Mexico	91	9	82	82
Exploration	19	2	17	14
Sub-Total	123	20	103	105

A breakdown of the ongoing efforts to manage COVID-19 at each site is detailed in the Appendix.

Agnico Eagle will continue to maintain high standards and strive to provide a healthy and safe working environment at all its operations. The Company will continue to monitor the situation closely to respond promptly as needed.

Senior Management Changes

As we continue to position Agnico Eagle for the future, the following changes to our senior management team were made as of October 1, 2020. These changes are part of our leadership development and succession plan, which is designed to ensure we have the right leaders in the right roles to build on our long-term success.

Transitioning to his retirement at the end of 2020, Greg Laing's responsibilities have been transferred to Chris Vollmershausen, who was appointed Senior Vice-President, Legal, General Counsel & Corporate Secretary. Mr. Vollmershausen joined the Company in 2014, and has held a series of positions of increasing responsibility within the legal department, most recently as Vice-President, Legal & Corporate Secretary. Prior to joining the Company, Mr. Vollmershausen was in-house counsel at a Canadian based international manufacturing Company and worked as a corporate securities lawyer for a prominent Toronto law firm. Mr. Laing has agreed to stay on until his retirement at the end of 2020, in the role of Senior Vice-President, Strategic Advisor – Legal, to support Chris and the management team during this transition period.

Third Quarter 2020 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, October 29, 2020 at 11:00 AM (E.D.T.) to discuss the Company's third quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 3373237. The conference call replay will expire on November 29, 2020.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LZ5 mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

On March 23, 2020, the Government of Quebec ordered all non-essential businesses to close in response to the COVID-19 pandemic. Pursuant to this order, mining operations were directed to minimize their activities. As a result, the Company's operations in the Abitibi region of Quebec were temporarily suspended, causing a meaningful reduction in the first quarter and second quarter of 2020 gold production and a corresponding increase in unit production costs. In mid-April 2020, the restrictions on mining activities were lifted by the Government of Quebec and the Company's mining operations in the Abitibi region resumed in a gradual manner starting on April 15, 2020. In the third quarter of 2020, the LaRonde Complex, the Goldex mine and the Canadian Malartic mine operated at planned levels with new hygiene and safety protocols in place.

LaRonde Complex – Record Monthly Production at LZ5 in August; Drilling Continues to Enhance 20N Zinc South Zone and Future Exploration to Focus on Potential Extensions to Historical Mineralized Zones

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The Company acquired the LZ5 project in 2003. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	769	764
Tonnes of ore milled per day	8,359	8,304
Gold grade (g/t)	4.27	4.56
Gold production (ounces)	100,180	107,102
Production costs per tonne (C$)	$137	$113
Minesite costs per tonne (C$)	$99	$103
Production costs per ounce of gold produced ($ per ounce)	$775	$606
Total cash costs per ounce of gold produced ($ per ounce)	$476	$483

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory, partially offset by lower minesite costs per tonne as a higher proportion of tonnes mined and milled were sourced from the lower cost LZ5. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne6 in the third quarter of 2020 decreased when compared to the prior-year period primarily from lower production and service costs as a higher proportion of mined and processed ore were sourced from LZ5. Total cash costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to lower minesite costs per tonne, partially offset by lower gold production and lower by-product revenues from lower zinc and copper production as per the planned mining sequence.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily as a higher proportion of ore milled were sourced from the lower-grade LZ5 as a result of the planned mining sequence.

6 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below

LaRonde Complex – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,935	2,195
Tonnes of ore milled per day	7,062	8,040
Gold grade (g/t)	4.13	4.33
Gold production (ounces)	244,184	290,280
Production costs per tonne (C$)	$111	$117
Minesite costs per tonne (C$)	$104	$107
Production costs per ounce of gold produced ($ per ounce)	$658	$666
Total cash costs per ounce of gold produced ($ per ounce)	$552	$516

Production costs per tonne in the first nine months of 2020 decreased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory and lower underground production and service costs as a higher proportion of mined and processed tonnes were sourced from LZ5, partially offset by lower throughput levels mostly related to the suspension of operations in the period. Production costs per ounce in the first nine months of 2020 decreased when compared to the prior-year period due to the reasons described above, partially offset by lower gold production.

Minesite costs per tonne in the first nine months of 2020 decreased when compared to the prior-year period primarily from lower production and service costs as a higher proportion of mined and processed ore was sourced from LZ5, partially offset by lower throughput levels mostly related to the suspension of operations in the period. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to lower gold production as a result of the suspension of operations in the period and lower by-product revenues as per the planned mining sequence, partially offset by lower minesite costs per tonne.

Gold production in the first nine months of 2020 decreased when compared to the prior-year period primarily due to the government mandated suspension of operations (LaRonde mill circuit from March 23, 2020 to April 29, 2020 and the LZ5 mill circuit from March 23, 2020 to May 2, 2020), to the delay in accessing higher grade ore from the West mine area as additional ground support work was being completed in the first quarter of 2020 and as a higher proportion of ore milled was sourced from the lower grade LZ5 mine in the third quarter of 2020.

LaRonde Mine

Mining activities in the West mine area progressed ahead of schedule in the third quarter of 2020. The West mine area contributed approximately 12% of the tonnage mined at the LaRonde Complex, operating at an average rate of 1,037 tonnes per day ("tpd"). The ore extracted from this area returned higher grade than anticipated, supporting the strong gold production performance from the Complex. For the fourth quarter of 2020, seven stopes are planned to be mined in this area. The ore mined is expected to increase to approximately 1,150 tpd in the fourth quarter of 2020, which is expected to represent approximately 15% of the ore mined at the LaRonde Complex.

The good performance in the West mine area is partially a result of the automation strategy that helped improve productivity and reduced employee exposure to seismicity. Since April 2020, 54% of the West mine stope mucking has been done with automated scoops. In September 2020, 87% of the production mucking relied on automation. Going forward, the West mine area is expected to be mucked mostly in automated mode. Automated drilling is still at the testing phase.

With the completion of ground support reinforcement of the main infrastructure in the West mine area, the LaRonde team is working on adapting the ground support methods on production levels. The adjustments in the mining methods and mining sequence implemented earlier in the year have resulted in lower seismic frequency in 2020.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 (below Level 311). Construction of the 308 level East mine cooling plant is ongoing and completion is expected in the fourth quarter of 2020.

At Zone LR11-3 (which is at the past producing Bousquet 2 mine) development continues on the access ramp from level 146 of the LaRonde mine, with 288 metres completed in the third quarter of 2020. Dewatering of the previously mined area and the rehabilitation of the ramp to level 9 are on-going. The ramp from level 146 is expected to reach the zone in mid-2021, and production activities are expected to begin in 2022. As of December 31, 2019, Zone LR11-3 was estimated to contain 140,000 ounces of gold in mineral reserves (1.2 million tonnes grading 3.77 g/t gold) and is open at depth.

LZ5 Mine

The successful implementation of automated mining techniques at LZ5 has resulted in a consistent improvement in productivity. In 2020, 12% of the tonnage was mucked and hauled remotely to surface, slightly below the 15% target. However, the forecasted production rate of 3,000 tpd was achieved in the third quarter of 2020 and is expected to be sustained in the fourth quarter of 2020 and in 2021. Further productivity gains are expected as the LZ5 automation team continues optimizing the automated mining techniques.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), mining activities have been extended to 480 metres starting in 2020. The Company is also evaluating the potential to develop deeper portions of LZ5 (480 metres to 700 metres) and potentially mine portions of the neighbouring Ellison property from the LZ5 underground infrastructure.

Exploration Drilling in LaRonde 3's East Mine Area Confirms and Expands New High Grade 20N Zinc South Zone

A primary target of exploration drilling at the LaRonde Complex in the third quarter of 2020 was the new 20N Zinc South Zone, which occurs at depths between 3.1 and 3.4 kilometres, slightly to the south and east of the LaRonde mine's East mine area in the main 20N Zone orebody.

The discovery of the 20N Zinc South Zone and results from the first six holes drilled into the zone were presented in the Company's news release dated July 29, 2020.

In contrast to the gold-rich mineral reserves and mineral resources seen in the massive sulphide lenses in the East mine and West mine areas immediately to the northwest at the same depth, most of the drill intercepts in the 20N Zinc South Zone are showing high zinc and silver grades, with gold grades increasing with depth.

Selected recent drill results from the 20N Zinc South Zone from the East mine area of LaRonde 3 (below level 311) are set out in the table below. Pierce points for the holes are shown on the LaRonde Complex – Composite Longitudinal Section and drill hole collar coordinates are set out in the Appendix. All intercepts reported for the 20N Zinc South Zone show capped gold and silver grades and uncapped copper, zinc and lead grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from 20N Zinc South Zone from the East mine area of LaRonde 3 (below Level 311)

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (capped)*	Silver grade (g/t) (capped)*	Copper grade (%)	Zinc grade (%)	Lead grade (%)
LR-302-012	430.1	442.2	3,393	2.8	8.4	101	0.57	13.3	0.3
LR-302-013**	213.8	226.0	3,148	2.9	3.1	138	0.10	14.6	0.4
LR-302-014A	363.9	376.0	3,327	2.8	1.6	51	0.35	11.2	0.2
LR-314-013	408.9	418.9	3,406	5.7	5.2	111	0.91	1.2	0.0
LR-314-015**	373.5	380.0	3,344	3.7	2.5	221	0.71	11.9	1.2

*Holes for the 20N Zinc South Zone use a capping factor of 30 g/t gold and 1,000 g/t silver. The copper, zinc and lead values in this table are uncapped.

**Holes LR-302-013 and LR-314-015 have not yet completed QA/QC; check assays are underway.

[LaRonde Complex Composite – Longitudinal Section]

Results from five holes drilled into the 20N Zinc South Zone in the third quarter of 2020 continue to show high zinc and silver grades, as well as high gold grades in the deepest intersections.

Hole LR-302-013 extended the upper portion of the zone by 150 metres to the east and at a shallower depth than previously released hole LR-302-0101, and intersected 3.1 g/t gold, 138 g/t silver, 0.10% copper, 14.6% zinc and 0.4% lead over 2.9 metres at 3,148 metres depth.

Approximately 190 metres below hole LR-302-013, two holes confirmed and extended the zone by approximately 200 metres to the east, with hole LR-302-014A intersecting 1.6 g/t gold, 51 g/t silver, 0.35% copper, 11.2% zinc and 0.2% lead over 2.8 metres at 3,327 metres depth and hole LR-314-015 intersecting 2.5 g/t gold, 221 g/t silver, 0.71% copper, 11.9% zinc and 1.2% lead over 3.7 metres at 3,344 metres depth.

The two deepest holes drilled to date in the new zone extended it by approximately 200 metres to 3,400 metres depth. Both holes featured high-grade gold in addition to significant copper, zinc and silver values: hole LR-302-012 intersected 8.4 g/t gold, 101 g/t silver, 0.57% copper, 13.3% zinc and 0.5% lead over 2.8 metres at 3,393 metres depth; and hole LR-314-013 intersected 5.2 g/t gold, 111 g/t silver, 0.91% copper and 1.2% zinc over 5.7 metres at 3,406 metres depth.

The results from the two deepest holes suggest gold grades may be increasing with depth in the 20N Zinc South Zone, which remains open to the east, at depth and at shallower levels.

Exploration drilling is ongoing in the 20N Zinc South Zone using 150-metre spacing, and the Company believes the zone has the potential to add new mineral resources at the LaRonde Complex at year-end 2020.

The Company is also actively pursuing exploration and development opportunities in other areas of the large LaRonde Complex, including: further developing and potentially bringing into production the LR11-3 Zone at depth below the former Bousquet Shaft no. 2; continuing to extend LZ5 and surrounding mineral resources at depths below 480 metres; further enhancing the value of the 20N Zone, which remains open at depths below 3,600 metres and to the west; exploring near-surface mineral resource remnants along a 1.5-kilometre stretch of the former Dumagami operations located 400 metres west of the Penna shaft; and examining the potential of under-explored areas located 1 to 3 kilometres from surface below LZ5 and west of the 20N Zone, and accessible using an exploration drift on level 215 that extends westward from the LaRonde mine at a depth of 2.2 kilometres below surface.

Canadian Malartic Mine – Record Monthly Tonnage Milled in August; Commercial Production Declared at Barnat deposit; Exploration Drilling Continues to Infill and Extend East Gouldie Mineralization

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation and created the Canadian Malartic General Partnership (the "Partnership"). The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume numbers in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	4,502	5,290
Tonnes of ore milled per day** (100%)	59,150	57,500
Gold grade (g/t)	1.00	1.07
Gold production (ounces)	63,093	81,573
Production costs per tonne (C$)	$31	$27
Minesite costs per tonne (C$)	$29	$26
Production costs per ounce of gold produced ($ per ounce)	$819	$644
Total cash costs per ounce of gold produced ($ per ounce)	$772	$615

*In the third quarter of 2020, the Barnat open pit had 13,305 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 76 days in the third quarter of 2020.

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to lower productivity in the Malartic pit and increased royalty payments resulting from higher realized gold prices, partially offset by higher throughput. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to lower productivity in the Malartic pit and increased royalty payments resulting from higher realized gold prices. Total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold production.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily due to lower grades. The higher than anticipated density of historical openings at the bottom of the Malartic pit required an increased use of remote operations and thus reduced the production rate. As a result, lower grade ore from the Malartic pit that was expected to be stockpiled was processed in the mill. Pre-commercial production in the third quarter of 2020 from the Barnat deposit was 13,305 ounces of gold.

Canadian Malartic Mine – Operating Statistics*

	Nine Months Ended	Nine Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes) (100%)	13,600	15,608
Tonnes of ore milled per day** (100%)	54,973	57,172
Gold grade (g/t)	0.94	1.12
Gold production (ounces)	179,016	249,554
Production costs per tonne (C$)	$27	$26
Minesite costs per tonne (C$)	$27	$26
Production costs per ounce of gold produced ($ per ounce)	$769	$615
Total cash costs per ounce of gold produced ($ per ounce)	$756	$597

*In the first nine months of 2020, the Barnat open pit had 18,930 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 247 days in the first nine months of 2020.

Production costs per tonne in the first nine months of 2020 were higher when compared to the prior-year period due to lower throughput levels as a result of the suspension of operations in a portion of the first and second quarters of 2020 and lower productivity in the Malartic pit. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first nine months of 2020 were higher when compared to the prior-year period due to lower throughput levels as a result of the suspension of operations in a portion of the first and second quarters of 2020 and lower productivity in the Malartic pit. Total cash costs per ounce in the first nine months of 2020 increased compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the first nine months of 2020 decreased when compared to the prior-year period primarily as a result of lower grades and lower throughput. A higher proportion of the ore processed in 2020 was sourced from the lower grade stockpiles to facilitate the production ramp-up following the suspension of operations in the period and to compensate for the limited flexibility in the Malartic pit bottom. The lower throughput was primarily caused by the suspension of the milling operations from March 23, 2020 to April 17, 2020. Pre-commercial production in the first nine months of 2020 from the Barnat deposit was 18,930 ounces of gold.

The Canadian Malartic Mine won the prestigious F.J. O'Connell Trophy from the Quebec Mining Association for excellence in health and safety performance in the "surface, transportation and primary metal processing operations" category for 2019. It also received the "Sustainable Development and Environment" award from the Val D’or Chamber of Commerce.

Mining activities at the Barnat deposit progressed ahead of plan due to better productivity than anticipated and commercial production was declared on September 30, 2020. The focus remains on overburden stripping and drilling to map the bedrock topography to increase the production flexibility at Barnat.

At the Malartic pit, the mining sequence offers less flexibility as the footprint of the pit is reduced as the pit deepens. Development of the Barnat mining area is expected to increase mining flexibility going forward. In the fourth quarter of 2020, the Malartic pit is expected to provide approximately 70% of the mill feed. Any production loss from the Malartic pit is expected to be replaced by ore from the lower grade stockpiles.

At the Canadian Malartic mill, two planned shutdowns were completed in the third quarter of 2020. The gyratory main frame was replaced in July and the first cone crusher was replaced in September. Despite the shutdowns, the daily throughput was significantly higher compared to the prior-year period, with the mill recording a monthly throughput of 2,010,180 tonnes in August (including pre-commercial production tonnes). The newly installed advanced process control system and improvements in rock fragmentation have improved the consistency in the daily throughput at the mill.

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones (collectively called the "Odyssey Project"). This ramp will provide additional access for exploration drilling to expand and upgrade the current mineral resource base, and allow for bulk sampling of up to 40,000 tonnes of mineralized material.

The Odyssey Project exploration ramp portal was started in the third quarter of 2020. The portal is expected to be completed at the end of November and it is anticipated that ramp development activities will continue for approximately the next two years. Expenditures for the ramp in 2020 are estimated to be C$6 million (50% basis).

The Partnership expects to complete a preliminary economic assessment of the Odyssey Project in early 2021 that will examine potential new development synergies between the various zones at East Gouldie, East Malartic, Odyssey and Canadian Malartic.

The expected increases in mineral resources, particularly at East Gouldie, are anticipated to eventually replace mineral reserves currently being mined at the adjacent Canadian Malartic pit.

Expanded Drill Program at East Gouldie Zone Extends Known Mineralization and Infills High Grade Core; Partnership to Prepare Mineral Resource Update for Year-End 2020

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

The primary exploration target at Canadian Malartic in 2020 is the East Gouldie Zone, which was discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the East Malartic and Odyssey underground zones. The East Gouldie Zone has a strike length of 1,400 metres in an east-west direction, dips 60 degrees north, and extends from 700 metres to 1,900 metres depth below surface.

The Partnership's drilling program in 2019 totalled 82,379 metres (100% basis) and allowed for the declaration of an initial inferred mineral resource estimate at East Gouldie of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (50% basis), as of December 31, 2019.

Drilling activity in the first nine months of 2020 totalled 77,500 metres (100% basis) with multiple mother holes and wedge cuts, resulting in a total of 44 new pierce points in the East Gouldie Zone as well as seven pierce points in the Odyssey South Zone and two in the Chert Zone.

The East Gouldie Zone is divided into two main parallel and closely spaced sub-zones, named East Gouldie North and East Gouldie South, which are complemented by additional nearby sub-zones to the north, in between and to the south of these two main sub-zones. The sub-zone associated with each drill intersection is indicated in the table below.

There are currently 12 drill rigs targeting the East Gouldie Zone in a program designed to expand the mineral resource envelope with a 150-metre drill spacing pattern and tighten the drill spacing in the zone's high grade core to 75 metres, which the Company anticipates could potentially lead to a significant increase in inferred mineral resources at year-end 2020. A 13th drill rig is drilling a vertical hole for geotechnical purposes at a potential location for a shaft.

Detailed drill results from East Gouldie were last reported in the Company's news release dated February 13, 2020, and an exploration progress report was provided in the Company's news release dated July 29, 2020.

Selected drill intercepts from the East Gouldie Zone in the first nine months of 2020 are set out in the table below. The pierce points are shown on the Canadian Malartic and Odyssey – Composite Longitudinal Section, and drill hole collar coordinates are set out in a table in the Appendix. The intercepts reported for East Gouldie show uncapped and capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent drill results from the East Gouldie Zone at Canadian Malartic

Drill hole	Sub-zone*	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
MEX19-140WB	EG North	1,497.0	1,507.5	1,090	10.1	3.2	3.2
and	EG South	1,608.0	1,623.0	1,145	14.3	3.7	3.7
MEX19-151WC	EG North	1,686.0	1,728.0	1,472	39.3	6.9	6.3
including		1,698.0	1,712.0	1,470	13.1	10.5	9.9
MEX19-159	EG South	1,822.0	1,836.2	1,625	13.1	4.9	4.2
including		1,829.9	1,836.2	1,628	5.8	9.6	8.1
MEX19-159A	EG South	1,795.0	1,820.6	1,533	24.0	7.6	6.7
including		1,798.0	1,811.0	1,531	12.2	12.0	10.3
MEX19-160	EG North	1,567.1	1,589.8	1,091	21.3	6.9	6.3
and	Btw EG N&S	1,596.0	1,602.1	1,101	5.7	2.7	2.7
MEX20-163AW	EG North	1,207.4	1,237.0	1,035	27.4	9.5	8.2
MEX20-163AWA	EG North	1,197.0	1,217.5	1,011	20.0	8.8	7.5
MEX20-164	EG North	1,886.2	1,900.0	1,730	11.7	6.2	5.5
MEX20-164W	EG North	1,888.2	1,904.4	1,696	11.9	2.6	2.6
MEX20-166	EG South	1,694.0	1,718.0	1,428	22.1	5.7	5.3
MEX20-167	Mrg EG N&S	1,627.0	1,660.5	1,333	32.5	4.7	4.7
MEX20-169AW	EG North	1,924.4	1,934.5	1,803	8.2	2.1	2.1
and	EG South	1,951.0	1,968.0	1,826	13.8	2.0	2.0
MEX20-170AW	EG North	1,769.7	1,780.0	1,559	9.4	5.4	5.4
and	EG South	1,793.3	1,799.0	1,574	5.2	2.5	2.5
and	EG South	1,802.1	1,826.3	1,587	22.1	2.2	2.2
MEX20-171	EG North	1,788.9	1,815.0	1,627	23.5	1.8	1.8
and	EG South	1,821.0	1,860.4	1,657	35.6	2.0	2.0
MEX20-171WA	EG South	1,881.0	1,892.8	1,734	10.0	2.5	2.5
MEX20-172A	North of EG North	1,592.0	1,598.0	1,497	5.1	3.3	3.3
and	EG South	1,959.0	1,975.8	1,815	14.7	3.3	3.3
MEX20-172AW	North of EG North	1,829.0	1,856.8	1,655	25.9	5.5	5.5
and	EG South	1,898.0	1,917.0	1,701	17.6	2.6	2.6
MEX20-172AWA	EG North	1,877.5	1,885.0	1661	6.6	3.7	3.7
and	EG South	1,919.0	1,935.5	1687	14.2	9.0	7.5
MEX20-176	EG North	1,337.0	1,357.4	979	20.0	3.3	3.3
MEX20-177	EG North	1,377.4	1,381.0	1,244	3.3	6.1	5.3
and	EG South	1,418.0	1,423.3	1,276	4.8	3.3	3.3
MEX20-178	Mrg EG N&S	1,231.6	1,272.6	1,094	36.5	6.3	6.0
MEX20-178W	EG North	1,230.0	1,234.0	1,015	3.5	3.8	3.8
MEX20-178WA	EG North	1,242.7	1,278.7	1,118	28.5	3.8	3.6
and	EG South	1,308.0	1,332.3	1,167	19.2	2.6	2.6

*Sub-zones recognized at East Gouldie Zone include: East Gouldie North; North of EG North; East Gouldie South; South of EG South; Between EG North and EG South; and Merger of EG North and EG South.

**Results from the East Gouldie Zone use a capping factor of 15 g/t gold.

[Canadian Malartic and Odyssey – Composite Longitudinal Section]

The ongoing drilling campaign at the East Gouldie Zone continues to return positive and consistent results.

Mineral resource expansion drilling in the upper, western portion of the East Gouldie Zone is filling gaps at the western edges of the 2019 mineral resource, with highlights including hole MEX-20-163AW, which intersected 8.2 g/t gold over 27.4 metres at 1,035 metres depth and hole MEX-20-163AWA, which intersected 7.5 g/t gold over 20.0 metres at 1,011 metres depth, approximately 100 metres east of hole MEX-20-163AW.

Other highlights from expansion drilling at and beyond the outer edges of the East Gouldie Zone include hole MEX-19-140WB, which intersected 3.2 g/t gold over 10.1 metres at 1,090 metres depth and 3.7 g/t gold over 14.3 metres at 1,145 metres depth at the upper, middle boundary of the 2019 mineral resource; hole MEX-20-164, which intersected 5.5 g/t gold over 11.7 metres at 1,730 metres depth beneath the middle of the zone, approximately 50 metres below the currently defined mineralized envelope; and hole MEX-20-164W, which intersected 2.6 g/t gold over 11.9 metres at 1,696 metres depth, approximately 80 metres west of hole MEX20-164 and outside the currently defined mineralized envelope.

In the eastern, deepest portion of the East Gouldie Zone, hole MEX20-172A intersected 3.3 g/t gold over 5.1 metres at 1,497 metres depth and 3.3 g/t gold over 14.7 metres at 1,815 metres depth, beyond the 2019 mineral resource but within the mineralized envelope.

Additional expansion drilling has been completed between isolated pockets of mineral resources initially outlined in the 2019 mineral resource estimate, potentially leading to the merging of these pockets into larger, unified mineralized bodies in future mineral resource updates. Highlights from these expansion holes include hole MEX-19-159, which intersected 4.2 g/t gold over 13.1 metres at 1,625 metres depth, including 8.1 g/t gold over 5.8 metres at 1,628 metres depth, between three mineral resource pockets in the lower, middle portion of the zone; hole MEX-20-159A, which intersected 6.7 g/t gold over 24.0 metres at 1,533 metres depth, including 10.3 g/t gold over 12.2 metres at 1,531 metres depth, beneath the lower, middle boundary of the core; and hole MEX-20-166, which intersected 5.3 g/t gold over 22.1 metres at 1,428 metres depth between pockets of mineral resources in the eastern portion of the zone.

In the first nine months of 2020, drilling into the high grade core of the East Gouldie Zone continued to return positive grades and substantial thicknesses, with highlights that include hole MEX19-160, which intersected 6.3 g/t gold over 21.3 metres at 1,091 metres depth and 2.7 g/t gold over 5.7 metres at 1,101 metres depth in the centre of the core; hole MEX20-167, which intersected 4.7 g/t gold over 32.5 metres at 1,333 metres depth, approximately 200 metres south of hole MEX19-160; hole MEX-19-151WC, which intersected 6.3 g/t gold over 39.3 metres at 1,472 metres depth, including 9.9 g/t gold over 13.1 metres at 1,470 metres depth in the lower portion of the core; and hole MEX20-176, which intersected 3.3 g/t gold over 20.0 metres at 979 metres depth at the upper, middle portion of the core.

Due to the ongoing success of the drilling campaign, the Partnership is improving the quality of the mineral resources in the core of the East Gouldie Zone and increasing the level of confidence in the overall grade, tonnage and geometry of the mineralization in the entire zone. This is expected to lead to a significant increase in East Gouldie's mineral resource estimate at year-end 2020, which will be integrated into a preliminary economic assessment which is expected to be completed in early 2021.

In regional exploration at Canadian Malartic, 8 drill holes totalling 3,903 metres (100% basis) were completed in the third quarter of 2020 (49 drill holes for 19,824 metres year-to-date, on a 100% basis), mostly targeting the East Amphi deposit, located 3 kilometres northwest of the Canadian Malartic pit, and the Rand Malartic property, adjacent to the east of the Canadian Malartic property.

At East Amphi, drilling totalled 9 holes (6,527 metres) (100% basis) in the first nine months of 2020. The Nessie Zone was extended by 50 metres at depth, with the drilling continuing to return broad mineralized intersections with local, narrow high grade intervals. The Nessie Zone remains open at depth and to the east. New gold mineralization was also discovered along a parallel trend 80 metres south of Nessie at a similar depth of approximately 150 metres below surface. Follow-up drilling in 2021 will target possible extensions of Nessie and the new discovery to the east and at depth.

At Rand Malartic, drilling totalled 34 holes (10,498 metres) (100% basis) in the first nine months of 2020 and tested several near-surface targets on the property. Gold mineralization was intersected in the upper extension of the #67 Porphyry and anomalous gold values were found at two new occurrences in the northern half of the property.

Portions of the mineral resources at the East Gouldie, East Malartic and Odyssey zones could potentially be converted into mineral reserves and developed into underground operations in the future.

Goldex – Record Daily Tonnage Milled in September; Evaluating the Potential to Extend Mining in the Deep 1 and South Zone at Depth

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	709	712
Tonnes of ore milled per day	7,707	7,739
Gold grade (g/t)	1.50	1.77
Gold production (ounces)	31,008	37,142
Production costs per tonne (C$)	$41	$38
Minesite costs per tonne (C$)	$42	$38
Production costs per ounce of gold produced ($ per ounce)	$703	$546
Total cash costs per ounce of gold produced ($ per ounce)	$702	$549

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily as a result of higher lateral development costs for the South Zone. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period primarily due to the reason described above and lower gold production.

Minesite costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily as a result of higher lateral development costs for the South Zone. Total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reason described above and lower gold production.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily from lower grades processed due to a change in the mining sequence as a result of an unplanned shutdown described below, higher dilution than anticipated in secondary stopes and lower grade reconciliation from the South Zone development. A return towards planned grades is expected in the fourth quarter of 2020.

Goldex Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,899	2,101
Tonnes of ore milled per day	6,931	7,696
Gold grade (g/t)	1.58	1.70
Gold production (ounces)	88,033	105,921
Production costs per tonne (C$)	$41	$38
Minesite costs per tonne (C$)	$41	$38
Production costs per ounce of gold produced ($ per ounce)	$659	$563
Total cash costs per ounce of gold produced ($ per ounce)	$653	$565

Production costs per tonne in the first nine months of 2020 increased when compared to the prior-year period due to lower throughput levels as a result of the suspension of operations in a portion of the first and second quarters of 2020 and due to higher lateral development costs for the South Zone. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period primarily due to the reasons described above and lower gold production.

Minesite costs per tonne in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the first nine months of 2020 decreased when compared to the prior-year period primarily due to the temporary suspension of the mill from March 23, 2020 to April 24, 2020, and lower grades related to the mining sequence and higher dilution than anticipated in secondary stopes.

The Goldex mine won the prestigious F.J. O'Connell trophy from the Quebec Mining Association for excellence in health and safety performance in the category of underground operations with over 400,000 hours worked for 2019. Goldex was recognized for its improved performance and for achieving an impressive combined lost-time accident and restricted work frequency rate of 0.7 in 2019.

The Goldex mine faced some early challenges in the third quarter of 2020, with an unplanned shutdown at the mill and the pastefill plant. As a result of these shutdowns, the mining sequence was altered which resulted in lower mill head grade than forecasted. However, the mill performed well through August and with September achieving the highest daily average mill throughput since the restart of the mine in 2013 at 8,373 tpd average. With the strong mill performance and the return of the higher grade stopes into the schedule, the Company expects strong performance at Goldex in the fourth quarter of 2020.

The new Rail-Veyor maintenance bay was commissioned at the beginning of July giving more operating hours to the Rail-Veyor system and increasing its productivity. Over the third quarter of 2020, the Rail-Veyor hauled an average of 6,328 tpd from the Deep mine and it is expected to operate in the range of 6,500 tpd and 7,000 tpd in the fourth quarter of 2020.

Mining in the South Zone was lower in the third quarter of 2020 as the Company prioritized lateral development over stoping. The mining rate for the third quarter of 2020 was 420 tpd compared to a forecast rate of 650 tpd. The mining rates at the South Zone are expected to be in the 500 tpd to 600 tpd range in the fourth quarter of 2020. The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed and grade flexibility to the Goldex mill.

Exploration update – Focus on conversion drilling of the South Zone and Deep 2 Zone

Exploration at the Goldex mine in the third quarter of 2020 was focused on conversion and exploration drilling in two sectors of the South Zone orebody, which has been extended along strike to the west and east and at depth, and remains open laterally and at depth below level 132. The results confirm expectations and should lead to the replacement of ore mined at Goldex in 2020 in the mineral reserve and mineral resource estimate calculated at year-end.

Conversion drilling was also completed in the Deep 2 Zone, confirming the grades and continuity of gold mineralization between levels 140 and 150, and providing information that will be used to make a decision in 2021 on extending the ramp down to level 150.

Kirkland Lake Project – Drilling at Upper Beaver Deposit Confirms Potential for Resource Conversion and Expansion at Depth and Near-Surface

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 27,073 hectares, a large property measuring approximately 35 kilometres long by 17 kilometres wide.

At the property, the Company is evaluating opportunities to develop the Upper Beaver deposit and explore surrounding deposits and mineralized occurrences through exploration programs that feature prospecting, geophysical surveys and diamond drilling.

Exploration activity in the third quarter of 2020 remained focused on mineral resource conversion drilling of the Upper Beaver deposit at depth and near surface, as well as early-stage work and diamond drilling in other areas of the property.

The Upper Beaver deposit is atypical of the Kirkland Lake district. Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

The Upper Beaver deposit's probable mineral reserve estimate was 8.0 million tonnes grading 5.43 g/t gold and 0.25% copper (1.4 million ounces of gold and 19,980 tonnes of copper) at underground depths as of December 31, 2019 and there are substantial indicated and inferred mineral resources.

Results from the Kirkland Lake project were last reported in the Company's news release dated July 29, 2020.

Selected recent intercepts from the Upper Beaver deposit at the Kirkland Lake project are set out in the table below. The pierce points are shown on the Kirkland Lake Project – Upper Beaver Composite Longitudinal Section and the drill collar coordinates are in a table in the Appendix. All intercepts reported for the Kirkland Lake project show uncapped and capped gold grades and uncapped copper grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Upper Beaver deposit at the Kirkland Lake project

Drill hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB20-200W10	East Porphyry	1,496.0	1,512.0	1,333	14	4.4	4.4	0.22
including		1,496.0	1,500.0	1,328	3.5	6.4	6.4	0.38
KLUB20-200W11	Footwall	1,557.0	1573	1,370	12.8	9.4	9	0.44
including		1,557.0	1565	1,367	6.4	14	13.1	0.62
KLUB20-310AW1	Footwall	1,398.3	1,419.2	1,273	10.2	4.3	4.3	0.29
including		1,401.0	1,414.8	1,272	6.7	5.6	5.6	0.36
KLUB20-384EXT	Shallow Basalt	287	297	202	7	5.5	5.5	0.3
and	Shallow Basalt	322	353	232	21.6	3.5	3.5	0.12
including		331	341.9	231	7.5	6.4	6.4	0.09
including		349	353	241	2.8	5.1	5.1	0.21
and	Shallow Basalt	362.5	367	251	3.3	7.8	7.8	0.17
KLUB20-561W2	East Porphyry	1,284.0	1,295.2	1,220	8.4	6.8	6.8	0.13
including		1,285.0	1,289.0	1,217	3.1	17	17	0.02
KLUB20-561W3	East Porphyry	1,286.0	1,294.7	1,227	5.6	11.6	11.6	0.48
KLUB20-561W4	East Porphyry	1,268.5	1,277.5	1,199	7.8	8.8	8.8	0.4
including		1,274.0	1,277.5	1,202	3	13.8	13.8	0.79
KLUB20-561W5	East Porphyry	1,321.0	1,342.6	1,280	13	3.5	3.5	0.49
including		1,320.0	1,325.0	1,272	3	6.7	6.7	0.63
including		1,332.0	1,337.5	1,283	3.3	5.7	5.7	0.74

*Estimated true width values are preliminary.

**Holes in the shallow basalts and crown pillar at the Upper Beaver deposit use a capping factor of 30 g/t gold. Holes in the Deep East Porphyry and Footwall zones of the Upper Beaver deposit use a capping factor of 90 g/t gold.

[Kirkland Lake Projects - Local Geology Map]

The aim of the deep drilling program at Upper Beaver in 2020 is to convert inferred mineral resources of the Deep East Porphyry and Footwall zones at depths of 1,200 to 1,400 metres below surface. Multiple targets down-plunge of both zones to approximately 1,600 metres depth have also been added to the program based on recent positive exploration results. The deep drilling has targeted 34 pierce points within these two zones, with results obtained from 18 pierce points to date.

In the deep conversion drilling program in the third quarter of 2020, hole KLUB20-200W11 intersected the central core of the Deep Footwall zone, intersecting 9.0 g/t gold and 0.44% copper over 12.8 metres at 1,370 metres depth, including 13.1 g/t gold and 0.62% copper over 6.4 metres at 1,328 metres depth. This intersection demonstrates the continuity of the gold system at depth. The drill results are consistent with previous modelling and support positive mineral resource conversion within the Deep East Porphyry zone. Follow-up drilling for additional conversion, and possible expansion below this area within the Footwall zone, is planned in the fourth quarter of 2020.

Deep holes KLUB20-561W2, KLUB20-561W3, KLUB20-561W4 and KLUB20-561W5 are branches from the same previously reported pilot hole KLUB20-561W1. New intersections in all four holes (see table above) display consistent mineralization within the Deep Porphyry zone at depths ranging from 1,200 to 1,280 metres, highlighted by hole KLUB20-561W3, located 35 metres east of hole KLUB20-561W1, which intersected 11.6 g/t gold and 0.48% copper over 5.6 metres at 1,227 metres depth.

Hole KLUB20-200W10 intersected the Porphyry zone approximately 40 metres east and down-plunge of a previously released intercept from hole KLUB20-200W9, and intersected 4.4 g/t gold and 0.22% copper over 14.0 metres at 1,333 metres depth, including 6.4 g/t gold and 0.38% copper over 3.5 metres at 1,328 metres depth.

The current deep conversion drilling program at Upper Beaver was expanded in the third quarter of 2020 with the addition of a third drill rig and will continue through the fourth quarter and into 2021.

The shallow conversion drilling program at Upper Beaver is targeting gold-mineralized basalts from surface to 400 metres below surface with the aim of providing more accessible mineral resources during the early stages of a potential mining operation.

From the shallow drilling program in the third quarter of 2020, hole KLUB20-384EXT was drilled to a depth of 444 metres to test the South Contact zone where it intersected 65 metres of an alteration zone with up to 2% chalcopyrite and magnetite mineralization. The hole was highlighted by intersections of 5.5 g/t gold and 0.30% copper over 7.0 metres at 202 metres depth and 3.5 g/t gold and 0.12% copper over 21.6 metres at 232 metres depth, all hosted within the mafic volcaniclastic rocks.

Conversion drilling in the shallow basalts and the crown pillar of the Upper Beaver deposit will continue in the fourth quarter of 2020.

An increase in mineral reserves and mineral resources in the targeted zones would enhance the prospects for development of the project by increasing the level of confidence in key areas of the deposit for a potential future mining operation.

Results from the 2020 exploration program will be incorporated into an updated technical study of Upper Beaver to be completed in 2021.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit) and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

On March 19, 2020, following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company took measures to isolate its Nunavut operations from local communities with the aim of minimizing any risk of the virus spreading to these communities. As part of these isolation protocols, designed to reduce the risk to the people of Nunavut, the Company sent all of its Nunavut based workforce (employees and contractors) home from the Meliadine and Meadowbank operations as well as the exploration projects. As of the date of this news release, there is no set date for the Nunavummiut workforce to return to work. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and government officials to establish the appropriate conditions to re-integrate them on a voluntary basis and without compromising the safety of the employees or their communities.

The Company has instituted a number of additional protocols to ensure the continued safety of its employees and the communities. These include:

•	Isolation of the mine sites from the communities
•	All employees are on site on a voluntary basis
•	Increased screening measures for all employees before flying to site
•	A new testing facility is being set-up at the Meadowbank site
•	All employees and contractors are tested for COVID-19 prior to boarding the planes and placed in isolation on site until the test results are received. In addition, both sites are implementing re-testing of employees 5 days into their rotation to detect people that may have been recently exposed, and the disease was in incubation at time of arrival

Meadowbank Complex – Consistent Operational Performance Since July; IVR Open Pit Start-up Ahead of Schedule

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and most mining activities were completed in the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite (mining equipment, mill, tailings, camp and airstrip). Additional infrastructure has also been built at the Amaruq site (truck shop, warehouse, fuel storage and an additional camp facility). Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

The second quarter of 2020 started in reduced operating mode due to measures in response to the COVID-19 pandemic. The open pit operation was reduced to 50% capacity in April. Operations were gradually ramped up in May as temporary workers were added to support mining activities. The process plant was on care and maintenance for most of the second quarter of 2020, re-starting on May 28, 2020, and returned to full production levels with higher grade ore by June 13, 2020. The reduction in activities and suspension of the mill for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit costs, which results in comparisons to the prior-year nine month period not being meaningful. In addition, the mining operation has transitioned from the Meadowbank deposit to the Amaruq satellite deposit, which has an impact on the cost structure when compared to prior-year periods. The 2019 three month and nine month comparable periods also exclude pre-commercial production, which further results in comparisons to the prior-year periods not being meaningful.

Meadowbank Complex – Operating Statistics*

	Three Months Ended	Three Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	907	364
Tonnes of ore milled per day**	9,859	10,400
Gold grade (g/t)	2.79	1.50
Gold production (ounces)	74,921	15,736
Production costs per tonne (C$)	$138	$76
Minesite costs per tonne (C$)	$139	$62
Production costs per ounce of gold produced ($ per ounce)	$1,231	$1,306
Total cash costs per ounce of gold produced ($ per ounce)	$1,260	$1,035

*Operating statistics for the third quarter of 2020 relate to production from the Amaruq satellite deposit while the operating statistics for the prior-year period relate to production from the Meadowbank mine. In the third quarter of 2019, Amaruq had 33,134 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 35 days in the third quarter of 2019.

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period, primarily due to higher maintenance costs as major work was completed on mobile equipment and due to transportation costs as production at the Meadowbank Complex fully transitioned to Amaruq, partially offset by higher throughput and the timing of unsold inventory. Production costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to higher gold production, partially offset by the reasons described above.

Minesite costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to higher maintenance costs as major work was completed on mobile equipment, and due to transportation costs as production at the Complex fully transitioned to Amaruq, partially offset by higher throughput. Total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the third quarter of 2020 increased when compared to the prior-year period due to higher throughput and higher grades, which increased as expected with the deepening of the Amaruq pit. The Amaruq site operated consistently in the third quarter of 2020 at target operating rates, while mill plant availability was higher than planned and mill throughput was increased. In the prior-year period, the Meadowbank Complex transitioned to the Amaruq satellite deposit where commercial production was declared on September 30, 2019.

Meadowbank Complex – Operating Statistics*

	Nine Months Ended	Nine Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,798	1,672
Tonnes of ore milled per day**	6,562	7,741
Gold grade (g/t)	2.64	1.92
Gold production (ounces)	140,679	96,548
Production costs per tonne (C$)	$157	$83
Minesite costs per tonne (C$)	$155	$79
Production costs per ounce of gold produced ($ per ounce)	$1,494	$1,079
Total cash costs per ounce of gold produced ($ per ounce)	$1,511	$991

*Operating statistics for the first nine months of 2020 relate to production from the Amaruq satellite deposit while the operating statistics for the prior-year period relate to production from the Meadowbank mine. In the first nine months of 2019, Amaruq had 35,281 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 216 days in the first nine months of 2019.

Production costs per tonne in the first nine months of 2020 increased when compared to the prior-year period primarily due to higher contractor and maintenance costs, higher transportation costs as production at the Meadowbank Complex transitioned to Amaruq and lower throughput as activity levels were reduced for most of the second quarter of 2020. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the first nine months of 2020 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the first nine months of 2020 increased when compared to the prior-year period due to higher gold grades as the Amaruq pit deepens and higher throughput levels. Commercial production tonnes were higher in the first nine month of 2020 compared to the prior-year period as a significant portion of the ore processed in 2019 was pre-commercial production. Amaruq declared commercial production on September 30, 2019.

Third Quarter 2020 Activities

Mining activities at Meadowbank began ramping up in the second quarter of 2020 following a period of reduced activity due to measures taken related to the COVID-19 pandemic. Open pit production has shown consistent performance since the beginning of July, with an average of approximately 3.3 million tonnes mined per month in the third quarter of 2020. Mining activities are expected to remain at similar levels in the fourth quarter of 2020.

In the fourth quarter of 2020, mined grades are expected to improve, and the strip ratio is expected to decline to approximately 10:1 (compared to 11:1 in the third quarter of 2020). The strip ratio in 2021 is expected to further decline to approximately 8:1.

Water management improvements in the pit resulted in higher drilling efficiencies in the third quarter of 2020. Drilling activities also benefited from the commissioning of a new remote production drill in the quarter.

This year's Caribou migration had less impact on the operations than in previous years, largely due to a natural change in the migration route. Given the unpredictability of the seasonal migration, the Company continues to work with government and local stakeholders to ensure that mining activities have a minimal impact on Caribou migration.

Efforts are underway to improve the reliability of the long-haul truck ("LHT") fleet. Poor road conditions have intermittently had an impact on mechanical availability of the fleet. Performance improved significantly in the last three weeks of September, with haulage averaging over 11,000 tpd. Three additional LHT's arrived by barge on the 2020 sealift, bringing the total fleet of LHT's to 26.

A contractor fleet of three 100-tonne trucks and a dedicated loader were deployed late in the third quarter of 2020 to accelerate the development of the IVR pit, and provide additional production flexibility in 2020 and 2021. Pre-commercial production from the IVR pit in the fourth quarter of 2020 is forecast to be approximately 11,000 ounces of gold.

Tonnage of ore milled in the third quarter of 2020 was higher than forecast largely due to better than expected plant availability, and favourable ore characteristics compared to original assumptions. Mill throughput in the fourth quarter of 2020 is expected to be slightly lower than the third quarter of 2020 due to a five day shutdown for scheduled plant maintenance.

Over the course of the third quarter of 2020, the maintenance backlog remained in control, and maintenance activities will remain a key focus in the fourth quarter of 2020, along with improving LHT availability.

In the third quarter of 2020, ramp development was restarted at the Amaruq underground project. Development is expected to reach the ore zone by the end of 2020, and a production decision is expected to be made in 2021. Procurement activities are underway for the 2021 sealift.

Exploration Update – Focus on conversion drilling of the IVR West area

At the Amaruq satellite operation, a conversion drilling program was completed in mid-2020 over a 330-metre-long portion of the IVR West area, located immediately north of the Whale Tail pit and west of the planned IVR pit, to improve confidence in the quality of the mineral resources and potentially add them to the mine's mineral resources. The IVR West area is the location of discovery hole IVR13-004 (drilled in 2013) that led to the recognition of Amaruq's potential to host economic gold mineralization.

Meliadine Mine – Record Quarterly Gold Production; Mill on Track for Increased Throughput Following Successful Plant Modifications; Overburden Stripping Accelerated at Tiriganiaq Pit

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle's largest gold deposit in terms of mineral resources. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

In response to the COVID-19 pandemic, activity levels at Meliadine were reduced from the end of March to early June. The mill was gradually ramped-up through April and May to achieve more normal operating levels in June. The reduction in activities for most of the second quarter of 2020 caused a substantial reduction in production and a corresponding increase in unit production costs. As the Meliadine mine achieved commercial production on May 14, 2019, the first nine months of 2019 do not represent a comparable period.

Meliadine Mine – Operating Statistics*

	Three Months Ended	Three Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	368	312
Tonnes of ore milled per day	4,000	3,391
Gold grade (g/t)	8.16	8.19
Gold production (ounces)	94,775	78,093
Production costs per tonne (C$)	$244	$234
Minesite costs per tonne (C$)	$240	$246
Production costs per ounce of gold produced ($ per ounce)	$706	$709
Total cash costs per ounce of gold produced ($ per ounce)	$695	$746

*In the third quarter of 2020, the Tiriganiaq open pit had 1,982 ounces of pre-commercial gold production.

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period due to the timing of unsold inventory and higher royalty costs related to higher realized gold prices, partially offset by higher throughput. Production costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to higher gold production, mostly offset by the higher production costs per tonne as described above.

Minesite costs per tonne in the third quarter of 2020 decreased when compared to the prior-year period primarily due to higher throughput improving the mine service and mill production costs per tonne, partially offset by higher royalty costs related to higher realized gold prices. Total cash costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to higher gold production and lower minesite costs per tonne.

Gold production in the third quarter of 2020 increased when compared to the prior-year period primarily due to higher throughput as Meliadine delivered strong performance over the quarter, reaching the 4,150 tpd mill rate following scheduled shutdowns for corrective work and upgrades. In the third quarter of 2019, the site was still ramping-up mining and processing activities.

In the third quarter of 2020, Meliadine had strong operating performance, delivering record quarterly production despite shutdowns related to mill maintenance and upgrade activities.

In the third quarter of 2020, underground mining performance continued to improve with an increase in drilled ore inventory and an increase in ore mucked as new mining equipment was commissioned. Mining of the first two stopes in the higher-grade RP3 horizon were completed as planned without any increase to the ground water inflows. This new horizon is expected to provide additional mining flexibility for both tonnes and grade into the fourth quarter of 2020.

In the third quarter of 2020, the mill maintained average daily throughput of 4,150 tonnes despite several planned shutdowns for plant modifications associated with the planned mill expansion. Major work included replacement of the apron feeder, filter press upgrades and modifications to the Grizzly feeder. During the planned shutdowns the buggy bin was used to continue to feed the mill at a reduced rate. Milling rates are expected to average approximately 4,600 tpd in the fourth quarter of 2020, which is in line with the Phase 2 expansion plan outlined in the Company's news release dated February 13, 2020.

Meliadine Mine – Operating Statistics*

	Nine Months Ended	Nine Months Ended
All metrics exclude pre-commercial production tonnes and ounces	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,012	447
Tonnes of ore milled per day**	3,693	3,216
Gold grade (g/t)	7.08	7.41
Gold production (ounces)	224,125	109,506
Production costs per tonne (C$)	$243	$246
Minesite costs per tonne (C$)	$243	$252
Production costs per ounce of gold produced ($ per ounce)	$814	$760
Total cash costs per ounce of gold produced ($ per ounce)	$822	$776

*In the first nine months of 2020, the Tiriganiaq open pit had 1,982 ounces of pre-commercial gold production. In the first nine months of 2019, Meliadine had 47,281 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 139 days in the first nine months of 2019.

Production costs per tonne in the first nine months of 2020 were C$243. Production costs per ounce in the first nine months of 2020 were $814. Minesite costs per tonne in the first nine months of 2020 were C$243. Total cash costs per ounce in the first nine months of 2020 were $822. Gold production in the first nine months of 2020 was 224,125 ounces.

At the Tiriganiaq open pit, overburden stripping has been accelerated with a contractor to provide additional mining flexibility for both tonnes and grade in 2021. Total pre-commercial gold production at Tiriganiaq in 2020 is expected to be approximately 11,200 ounces.

Water Management

Saline Water Discharge

The Company received final approval on June 24, 2020 from the Nunavut Impact Review Board ("NIRB") for a modification to the saline water discharge permit to increase saline water discharge from the Meliadine underground operation to Melvin Bay in Rankin Inlet from 800 cubic metres per day to 1,600 cubic metres per day. The discharge occurred during the open water season, commencing on August 10, 2020 and stopping on October 8, 2020.

Permitting Update for Saline Water Discharge Line

On August 27, 2020, the Company received conformity of the FEIS Addendum from the NIRB, plus additional guidance on the process for the continuation of the application. On September 28, 2020, the Company received information requests ("IR") from the intervenors plus comments from individuals. The Company responded to the IR's on October 13, 2020, and all of the information has been filed with the NIRB Public Registry.

The Company is now in the technical phase of the application and the deadline for technical comments to be received is November 12, 2020. The Company's response to these comments is expected to be provided by November 18, 2020, following which a technical meeting is scheduled to occur on November 23 and 24, 2020. The roundtable with the key communities of interest is scheduled to occur on November 25, 2020 and the pre-hearing conference is scheduled to occur on November 26, 2020. The final hearing is expected to occur in February 2021.

The Company forecasts that it has adequate surface storage capacity for saline water until 2023.

Meliadine Water License Amendment

The Company submitted the application for a Water License Amendment on August 27, 2020. The application includes a long-term increase of total dissolved solids ("TDS") plus some general activities. This application also includes an alternative to divert surface contact water to the discharge waterline to provide additional flexibility to the operation. The Company expects to respond to technical comments from regulators by November 23, 2020, following which a technical meeting is scheduled to occur on November 30 and December 1, 2020. The Company expects to receive the water license amendment approval in May 2021.

For all applications, the Company is committed to continuing to pursue consultation and collaboration opportunities with the local community and Nunavut groups and appreciates the efforts made by all to engage with Agnico Eagle in light of the challenges that have been caused by COVID-19.

Exploration Update – Conversion Drilling at Discovery Satellite Deposit on Track to Add to Mineral Reserves at Year-End

A drilling campaign was completed mid-year at the Discovery satellite gold deposit, located 17 km east-southeast of Tiriganiaq, which was last drilled in 2014. At the end of the third quarter of 2020, a total of 11,150 metres had been drilled at Discovery for conversion, geotechnical and exploration purposes.

The aim of the 2020 exploration program at Discovery is to generate sufficient information to convert portions of the deposit's indicated mineral resources and inferred mineral resources into mineral reserves by year-end 2020, which will be incorporated into a preliminary technical study of Discovery to be completed in early 2021.

Results from the current program are confirming the Company's previous geological interpretation of the deposit and suggest the potential for a satellite operation at Discovery that would provide ore to the existing mill at Meliadine.

Elsewhere on the Meliadine property during 2020, exploration drilling in the deeper central and western portions of the Tiriganiaq deposit has confirmed the presence of mineralized iron formations and quartz veins at depth, and conversion drilling at the mine's Wesmeg deposit has confirmed the presence of inferred mineral resources.

FINLAND AND SWEDEN

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25% to 2.0 million tonnes per annum. In Sweden, the Company has a 55% interest in the Barsele exploration project.

Unlike other jurisdictions in which the Company operates, Finland did not mandate the suspension of business activities to help manage the COVID-19 pandemic. In the second and third quarters of 2020, the Kittila mine operated at normal levels with new hygiene and safety protocols in place.

Kittila – Strong Underground Production Continues; Mill Expansion Progressing Ahead of Schedule; Sisar Drilling Shows Potential to Extend Mineralization Laterally and at Depth

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	429	507
Tonnes of ore milled per day	4,663	5,511
Gold grade (g/t)	4.38	4.23
Gold production (ounces)	53,149	61,343
Production costs per tonne (EUR)	€87	€79
Minesite costs per tonne (EUR)	€83	€78
Production costs per ounce of gold produced ($ per ounce)	$861	$725
Total cash costs per ounce of gold produced ($ per ounce)	$813	$725

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period due to lower throughput levels as the mill was shutdown on September 22, 2020 to complete the mill expansion tie-in and due to cost pressures in contracted development and hauling, higher ground support requirements and higher royalty payments related to higher realized gold prices. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above, the strengthening of the Euro and lower gold production.

Minesite costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to lower throughput levels as the mill was shut down on September 22, 2020 to complete the mill expansion tie-in, and also due to cost pressures in contracted development and hauling, higher ground support requirements and higher royalty payments related to higher realized gold prices. Total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above, the strengthening of the Euro and lower gold production.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily due to lower throughput, partially offset by higher gold grades as anticipated by the mining sequence. The Kittila operation continued delivering strong performance in the third quarter of 2020 but the mill was shut down as planned on September 22, 2020 to complete the mill expansion tie-in. Of note, in the third quarter of 2019, the Kittila mill achieved an all-time high throughput and gold production.

Kittila Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore milled (thousands of tonnes)	1,349	1,123
Tonnes of ore milled per day	4,923	4,114
Gold grade (g/t)	4.33	4.16
Gold production (ounces)	163,069	130,756
Production costs per tonne (EUR)	€86	€83
Minesite costs per tonne (EUR)	€82	€75
Production costs per ounce of gold produced ($ per ounce)	$812	$796
Total cash costs per ounce of gold produced ($ per ounce)	$776	$728

Production costs per tonne in the first nine months of 2020 increased when compared to the prior-year period primarily due to cost pressures in contracted development and hauling, higher ground support requirements, higher royalty payments related to higher realized gold prices and the timing of inventory, partially offset by higher throughput levels. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production from higher throughput levels and higher grades.

Minesite costs per tonne in the first nine months of 2020 increased when compared to the prior-year period due to cost pressures in contracted development and hauling, higher ground support requirements, and higher royalty payments related to higher realized gold prices, partially offset by higher throughput levels. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the first nine months of 2020 increased when compared to the prior-year period as Kittila operated at close to record quarterly production levels in the second and third quarters of 2020, while a scheduled 58-day mill shutdown was carried out in the second quarter of 2019 to allow for full autoclave relining, and due to higher grades as anticipated by the mining sequence.

The Kittila mine continued delivering strong performance in the third quarter of 2020 and exceeded the forecasted tonnage and gold production in the underground mine and mill.

The mill expansion is progressing ahead of schedule and the final tie-in shutdown started on September 22, 2020. The shutdown was completed ahead of schedule on October 22, 2020. The commissioning of the expanded mill is ongoing. With the underground mine ready to support a production profile of 2.0 million tonnes per annum, Kittila production flexibility has significantly improved for the fourth quarter of 2020 and for 2021.

Two strategically important environmental construction projects, the NP4 tailings pond and the discharge pipeline, were accelerated and will be ready for commissioning in the fourth quarter of 2020. The completion of these projects are part of the plan to increase the mill production rate to 2.0 million tonnes per annum.

Work continued on the Kittila shaft project in the third quarter of 2020, though at a lower rate than forecast. Project execution remains challenging under COVID-19 restrictions and productivity is lower than planned. Local resources have been added to the shaft sinking contractor (Procon) team and additional residence permit applications for Procon employees are in process. Because of these challenges, commissioning is now expected to be completed in the first half of 2022. With the delay in construction, combined with higher than expected costs from the shaft sinking, the rock handling system and the contracted underground development group, the Kittila expansion project is now forecast to cost between 190 to 200 million euros (previous forecast was 170 million euros).

Drilling Confirms and Extends Main and Sisar Zones in Suuri, Roura and Rimpi Areas

Exploration at the Kittila mine is focused on extending the Main and Sisar zones northward, southward and at depth in the Suuri, Roura and Rimpi areas to increase the mineral reserves in the large orebody. Sisar is subparallel to and 50 to 300 metres east of the main Kittila mineralization.

As of December 31, 2019, Kittila is estimated to contain proven and probable mineral reserves of 4.1 million ounces of gold (28.9 million tonnes grading 4.40 g/t gold). Measured and indicated mineral resources are estimated to be 1.5 million ounces of gold (18.1 million tonnes grading 2.60 g/t gold) and inferred mineral resources are estimated to be 1.7 million ounces of gold (13.8 million tonnes grading 3.90 g/t gold). See the Company's news release dated February 13, 2020 for a detailed description of mineral reserves and mineral resources at December 31, 2019.

Results from the exploration program at Kittila were last reported in the Company's news release dated July 29, 2020.

Selected recent drill results from the Kittila mine are set out in the table below, and drill hole collar coordinates are in a table in the Appendix. Pierce points are shown on the Kittila – Composite Longitudinal Section. All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent drill results from the Main and Sisar zones in the Suuri, Roura and Rimpi areas at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-702H	Sisar Deep	965.0	971.8	1,626	4.4	7.3
RIE19-702J	Main Rimpi	634.0	642.0	1,413	5.3	2.8
RUG20-510	Main Roura	188.0	197.1	987	8.7	5.9
RUG20-515	Main Roura	139.5	143.5	930	3.8	3.5
RUG20-516	Main Roura	132.0	142.0	961	9.8	5.0
RUG20-517	Main Roura	147.0	159.0	941	11.1	7.7
RUG20-518	Main Roura	142.4	156.0	986	12.8	6.0
including	Main Roura	149.0	156.0	986	6.6	8.5
and	Sisar Top	203.0	215.0	982	11.3	7.3
RUG20-519	Main Roura	138.0	153.0	1,001	14.2	6.4
and	Sisar Top	209.0	213.3	1,002	4.1	9.2
RIE20-603	Main Rimpi	43.0	63.0	1,005	19.4	5.1
including		43.0	49.0	1,006	5.8	7.6
and	Main Rimpi	72.0	77.0	1,004	4.9	6.9
RIE20-605	Main Rimpi	82.0	86.0	1,041	2.8	3.8
and	Main Rimpi	104.0	109.2	1,050	3.6	3.5
RIE20-606	Main Rimpi	80.3	96.0	1,059	10.2	6.1
and	Main Rimpi	103.0	109.0	1,069	4.0	7.8

[Kittila Mine – Composite Longitudinal Section]

Conversion drilling in the Roura area is continuing with one drill rig. Highlights include holes RUG20-510, RUG20-515, RUG20-516, RUG20-517 and RUG20-519, which showed high gold grades over significant widths in the Main Zone between approximately 930 and 1,000 metres depth, confirming the Main Zone mineral reserves within the Roura area (see table above). Hole RUG20-519 also intersected the Sisar Zone, returning 9.2 g/t over 4.1 metres at 1,002 metres depth. Hole RUG20-518 intersected two lenses: 6.0 g/t gold over 12.8 metres at 986 metres depth, including 8.5 g/t gold over 6.6 metres at 986 metres depth in the Main Zone; and 7.3 g/t gold over 11.3 metres at 982 metres depth at the top of the Sizar Zone. These intercepts have confirmed Main Zone and Sisar Zone mineral reserves and mineral resources in this portion of the Roura area.

Exploration drilling into the Main and Sisar zones in the Rimpi area is ongoing with two drill rigs. Hole RIE19-702J intersected 2.8 g/t gold over 5.3 metres at 1,413 metres depth, confirming the Main Zone mineralization at this depth. Hole RIE19-702H intersected the Sisar Zone, returning 7.3 g/t over 4.4 metres at 1,626 metres depth and confirming the extension of the Sisar Zone mineralization northward at depth in the Rimpi area.

Drilling in the Rimpi area at shallower depths between approximately 1,005 and 1,070 metres showed positive results and confirmed the Main Zone mineral resources and mineral reserves, with hole RIE20-603 intersecting 5.1 g/t gold over 19.4 metres at 1,005 metres depth, including 7.6 g/t gold over 5.8 metres at 1,005 metres depth, and hole RIE20-606 intersecting 6.1 g/t gold over 10.2 metres at 1,059 metres depth.

These recent intercepts of the Sisar Zone in both the Roura and the Rimpi areas show the potential to significantly expand the footprint of the Sisar Zone laterally to the north and to the south, and at depth where the zone remains open. The growing mineral resources in the Sisar Zone have the potential to provide added flexibility in mining as the Company progresses deeper at Kittila, offering a parallel zone to mine adjacent to the Main Zone in the Rimpi and Roura areas.

In 2020, the Company expects to spend $11.8 million for work that will include 58,000 metres of drilling focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone. The drilling includes 46,000 metres of capitalized conversion drilling at the mine and 12,000 metres of expensed regional exploration drilling on targets beyond the current mineral resource area.

The primary goal of this program is to further explore Kittila's mineral reserve and mineral resource potential and to demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

The Company anticipates that this year's drilling program will replace the mineral reserves mined at Kittila in 2020 in the mineral reserves and mineral resources estimated at December 31, 2020.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

On April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations (the "Decree"). Pursuant to the Decree, mining and exploration activities at the Company's Mexican operations and exploration site (Pinos Altos, Creston Mascota, La India and Santa Gertrudis) ramped down activities in an orderly fashion while maintaining the safety of the employees and the sustainability of the infrastructure. Given the ore stacked on the leach pads in previous months, residual leaching continued at Creston Mascota and La India during the suspension period. On May 14, 2020, the Government of Mexico designated mining as an essential activity and permitted the full restart of mining and exploration activities. The Company's mining operations in Mexico resumed some pre-production activities on May 18, 2020 with employees being gradually reintegrated. Operations resumed fully on June 1, 2020.

Pinos Altos – Changes in Mining Sequence Affected Grades in the Third Quarter; Underground Drilling Extends Lateral Continuity of Cubiro Deposit

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	558	519
Tonnes of ore processed per day	6,065	5,641
Gold grade (g/t)	1.89	2.22
Gold production (ounces)	30,937	34,832
Production costs per tonne	$59	$67
Minesite costs per tonne	$61	$67
Production costs per ounce of gold produced ($ per ounce)	$1,071	$995
Total cash costs per ounce of gold produced ($ per ounce)	$677	$745

Production costs per tonne in the third quarter of 2020 decreased when compared to the prior-year period primarily due to the weakening of the Mexican peso and higher throughput levels, partially offset by higher ground support requirements and higher royalty payments related to higher realized gold and silver prices. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to lower gold production, partially offset by the lower production costs as described above.

Minesite costs per tonne in the third quarter of 2020 decreased when compared to the prior-year period due to the weakening of the Mexican peso and higher throughput levels, partially offset by higher ground support requirements and higher royalty payments related to higher realized gold and silver prices. Total cash costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenues from higher realized silver prices, partially offset by lower gold production.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period primarily due to lower grades related to the adjustment of the Cerro Colorado mining sequence to manage challenging ground conditions.

Pinos Altos Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	1,252	1,495
Tonnes of ore processed per day	4,569	5,476
Gold grade (g/t)	2.08	2.62
Gold production (ounces)	78,127	119,302
Production costs per tonne	$70	$64
Minesite costs per tonne	$64	$65
Production costs per ounce of gold produced ($ per ounce)	$1,117	$801
Total cash costs per ounce of gold produced ($ per ounce)	$740	$603

Production costs per tonne in the first nine months of 2020 increased when compared to the prior-year period primarily due to higher costs associated with open pit mining of the Sinter pit, higher underground development and ground support requirements, lower throughput levels, higher royalty payments related to higher realized gold and silver prices and the timing of inventory, partially offset by the weakening of the Mexican peso. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the first nine months of 2020 were essentially the same when compared to the prior-year period due to higher costs associated with open pit mining of the Sinter pit, higher underground development and ground support requirements, lower throughput levels, and higher royalty payments related to higher realized gold and silver prices, partially offset by the weakening of the Mexican peso. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production in the first nine months of 2020 decreased when compared to the prior-year period due to lower throughput levels related to the temporary suspensions of operations in the second quarter of 2020 and due to lower grades related to the adjustment of the Cerro Colorado mining sequence to manage challenging ground conditions. The reconditioning activities in the area affected remain on track. Year to date, 1,542 metres of development have been rehabilitated, of which 508 metres were done during the third quarter of 2020, and the reconditioning is expected to be completed in the fourth quarter of 2020. An external group of experts are currently reviewing the additional ground support installation and requirements. The stopes that had been planned to be mined in 2020 but that were unavailable are expected to be mined in future years.

A revised mining plan has been adopted which balances a reduced tonnage from Cerro Colorado with increased production from other zones. Underground development has been accelerated in those alternate mining areas to match the revised mining plan for 2020 and prepare for 2021 (1,400 additional metres have been completed from the 1,805 metres planned for 2020).

At the Cubiro deposit, located 9 kilometres northwest of the Pinos Altos mine site, a total of 63 metres of ramp development were developed in July, bringing total underground development to 2,461 metres completed to-date. Subsequently, preparation activities to undertake the raise-boring of the ventilation raise started. The 14-foot diameter raise is expected to be completed in late December 2021. The Company is expecting to declare mineral reserves at Cubiro at the end of year.

At the Sinter deposit, located approximately 2 kilometres northwest of the Pinos Altos mine, the development of the underground mine continues and will contribute ore to Pinos Altos mill in the fourth quarter of 2020. The construction of the cemented rock-fill plant was deferred to 2021 and production is expected to begin in the fourth quarter of 2020 as planned. Once in production, the underground mine will provide some additional flexibility to the Pinos Altos operation.

High-Grade Gold Mineralization at Cubiro Deposit Confirmed and Extended by Underground Drilling; Reyna de Plata and Reyna East Zones Return High-Grade Gold and Silver at Shallow Depths

Exploration in the third quarter of 2020 focused on three targets: the Cubiro deposit; the Reyna de Plata Zone, located 1.5 kilometres northeast of the mine; and the Reyna East Zone, located 3 kilometres east-northeast of the mine.

The Company drilled 74 exploration holes (12,553 metres) on the Pinos Altos property in the third quarter of 2020, including 46 holes (8,665 metres) at Cubiro, 24 holes (3,172 metres) at Reyna de Plata and 3 holes (408 metres) at Reyna East.

Exploration results from Pinos Altos were last reported in the Company's news release dated July 29, 2020.

As of December 31, 2019, the Cubiro deposit was estimated to contain indicated mineral resources of 212,000 ounces of gold and 1.4 million ounces of silver (2.4 million tonnes grading 2.78 g/t gold and 18.38 g/t silver) and inferred mineral resources of 136,000 ounces of gold and 912,000 ounces of silver (1.4 million tonnes grading 2.95 g/t gold and 19.84 g/t silver), all at underground depths. The gold grades are significantly higher at Cubiro than on average at the Pinos Altos property.

As of December 31, 2019, the Reyna de Plata deposit (including the Reyna East Zone) was estimated to contain probable mineral reserves (open pit) of 64,000 ounces of gold and 2.0 million ounces of silver (2.1 million tonnes grading 0.96 g/t gold and 29.86 g/t silver), indicated mineral resources (open pit and underground) of 159,000 ounces of gold and 4.3 million ounces of silver (4.4 million tonnes grading 1.12 g/t gold and 30.16 g/t silver) and inferred mineral resources (open pit and underground) of 121,000 ounces of gold and 3.0 million ounces of silver (2.6 million tonnes grading 1.43 g/t gold and 34.89 g/t silver).

The above mineral reserves and mineral resources are included in the Pinos Altos mine's mineral reserve and mineral resource estimate.

Selected recent drill results from the Cubiro deposit and the Reyna de Plata and Reyna East zones at the Pinos Altos mine are set out in the table below. The collars are located on the Pinos Altos Mine – Local Geology Map, the pierce points for Cubiro are located on the Cubiro – Composite Longitudinal Section and drill collar coordinates are in the Appendix. All intercepts reported for Cubiro, Reyna de Plata and Reyna East show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Cubiro deposit and the Reyna de Plata and Reyna East zones at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CBUG20-035	Cubiro	52.2	55.0	251	2.8	4.7	4.7	27	27
CBUG20-036	Cubiro	63.4	69.6	215	4.4	5.2	3.0	15	15
and		76.8	89.5	214	9.0	2.0	2.0	30	30
CBUG20-037	Cubiro	117.6	135.2	122	17.2	2.3	2.3	11	11
including		125.7	133.0	127	7.2	3.2	3.2	16	16
CBUG20-040	Cubiro	201.0	223.2	116	22.2	2.7	2.1	28	28
including		201.0	207.7	123	6.7	5.5	3.7	65	65
CBUG20-042	Cubiro	50.0	60.4	192	6.6	5.0	4.0	29	29
CBUG20-045	Cubiro	121.0	124.4	286	3.4	4.1	4.1	5	5
CBUG20-048	Cubiro	224.3	247.7	90	14.4	3.4	3.4	17	17
including		229.3	235.2	94	3.7	10.1	5.7	38	38
CBUG20-049	Cubiro	255.0	261.0	77	3.4	16.1	8.1	119	119
CBUG20-050	Cubiro	164.3	168.5	198	3.6	3.9	3.9	21	21
CBUG20-054	Cubiro	119.9	123.0	288	4.0	3.4	3.4	5	5
CBUG20-057	Cubiro	201.2	208.3	114	6.2	4.4	4.3	23	23
CBUG20-058	Cubiro	79.3	85.2	196	5.2	10.2	2.6	24	20
RP20-276	Reyna East	60.5	64.6	54	4.0	5.2	5.2	39	39
RP20-277	Reyna East	81.0	91.5	77	9.5	5.4	4.9	41	41
RP20-278	Reyna East	38.3	41.0	39	2.6	3.5	3.2	31	31
RP20-279	Reyna East	44.3	50.5	49	5.9	2.3	2.3	241	168
RP20-280	Reyna East	19.0	26.0	30	6.6	1.4	1.4	120	100
RP20-287	Reyna de Plata	18.0	26.7	21	8.4	1.8	1.8	19	19
RP20-289	Reyna de Plata	61.5	67.0	88	4.8	3.9	2.5	17	17
RP20-290	Reyna de Plata	16.0	25.5	23	8.9	2.3	2.3	94	94
including		18.0	20.8	23	2.6	2.7	2.7	111	111
RP20-294	Reyna de Plata	138.8	146.3	144	6.5	2.1	2.1	25	25
RP20-295	Reyna de Plata	184.0	197.2	168	10.9	1.9	1.6	15	15
including		189.8	194.4	168	3.9	4.9	3.8	32	32
RP20-296	Reyna de Plata	126.8	159.0	150	27.9	1.1	1.1	18	18
including		126.8	130.2	127	3.0	1.7	1.7	27	27
including		149.3	158.0	158	7.6	2.3	2.3	26	26

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

[Pinos Altos Mine – Local Geology Map]

[Cubiro – Composite Longitudinal Section]

The Cubiro deposit is made up of multiple gold and silver bearing white quartz-calcite veins (with barite and minor sulphides) up to 30 metres wide that strike northwest for approximately 1,100 metres, and dip steeply to the southwest. These veins are enveloped in wider swarm-like vein systems, including breccias and stockworks, and demonstrate pinch-and-swell characteristics. The Cubiro deposit remains open in all directions.

In the third quarter of 2020, drilling was carried out from underground platforms at the northwestern limits of the ramp, targeting the central portion of the Cubiro structure with the aim of extending and validating the lateral continuity of previously reported wide, high-grade gold and silver intercepts.

The drilling has extended the high-grade portion of the Cubiro structure to 400 metres along strike and to an average of 175 metres in vertical extent above the ramp. There are indications that mineralization may reopen at depth below the current ramp; this is expected to be investigated during the fourth quarter.

In the third quarter of 2020, drilling extended Cubiro's high-grade core at ramp level by 75 metres to the northwest, with highlights within this extension that included: hole CBUG20-045, which intersected 4.1 g/t gold and 5 g/t silver over 3.4 metres at 286 metres depth in the northwesternmost hole drilled to date at ramp level; hole CBUG20-035, which intersected 4.7 g/t gold and 27 g/t silver over 2.8 metres at 251 metres depth; and hole CBUG20-054, which intersected 3.4 g/t gold and 5 g/t silver over 4.0 metres at 288 metres depth.

Additional holes intersected the high-grade structure approximately 40 to 80 metres above the ramp level at its most northwestern extent over an approximate 175-metre strike length. Highlights included, from northwest to southeast: hole CBUG20-057, which intersected 4.3 g/t gold and 23 g/t silver over 6.2 metres at 114 metres depth; hole CBUG20-050, which intersected 3.9 g/t gold and 21 g/t silver over 3.6 metres at 198 metres depth; hole CBUG20-042, which intersected 4.0 g/t gold and 29 g/t silver over 6.6 metres at 192 metres depth; and hole CBUG20-037, which intersected 2.3 g/t gold and 11 g/t silver over 17.2 metres at 122 metres depth.

The high-grade structure was further intersected approximately 130 to 200 metres above the latest ramp development and within 125 metres from surface. Highlights include: hole CBUG20-049, which returned the highest gold and silver grades over significant widths recorded at Cubiro in the third quarter of 2020, intersecting 8.1 g/t gold and 119 g/t silver over 3.4 metres at 77 metres depth; hole CBUG20-048, which intersected 3.4 g/t gold and 17 g/t silver over 14.4 metres at 90 metres depth, including 5.7 g/t gold and 38 g/t silver over 3.7 metres at 94 metres depth; and hole CBUG20-040, which intersected 2.1 g/t gold and 28 g/t silver over 22.2 metres at 116 metres depth, including 3.7 g/t gold and 65 g/t silver over 6.7 metres at 123 metres depth.

Work at Cubiro in the fourth quarter of 2020 will focus on continued infill drilling as well as mineral resource expansion drilling to the northwest and down dip in tandem with ramp development.

In response to the continued positive exploration results, the drilling program at Cubiro for 2020 has been expanded to 18,000 metres from an originally planned 10,000 metres, with 10,902 metres drilled in the first nine months of 2020. Another 200 metres of ramp advancement towards the northwest is planned for the fourth quarter of 2020.

These latest results will be incorporated into an initial mineral reserve estimate for Cubiro at year-end that, combined with other developments on the property, are expected to replace ore mined at Pinos Altos in 2020.

Successful mineral resource expansion and conversion at Cubiro could potentially lead to underground mine development that would contribute additional ore to be processed at the existing Pinos Altos milling facility.

At Reyna de Plata, exploration drilling in the third quarter of 2020 was comprised mainly of infill drilling to confirm grades within a potential open pit outline and deeper drilling to test the continuity of mineralization down-dip beneath the pit outline to 250 metres below surface as a potential underground mining opportunity.

At shallow depths, hole RP20-287 intersected 1.8 g/t gold and 19 g/t silver over 8.4 metres at 21 metres depth in the northwestern end of the 1.5-kilometre long Reyna de Plata Zone; hole RP20-289 intersected 2.5 g/t gold and 17 g/t silver over 4.8 metres at 88 metres depth in the centre of the structure; and approximately 300 metres east of hole RP20-289, hole RP20-290 intersected 2.3 g/t gold and 94 g/t silver over 8.9 metres at 23 metres depth, including 2.7 g/t gold and 111 g/t silver over 2.6 metres at 23 metres depth.

At greater depths in the northwestern portion of the Reyna de Plata Zone, hole RP20-294 intersected 2.1 g/t gold and 25 g/t silver over 6.5 metres at 144 metres depth; approximately 200 metres to the southeast of hole RP20-294, hole RP20-295 intersected 1.6 g/t gold and 15 g/t silver over 10.9 metres at 168 metres depth, including 3.8 g/t gold and 32 g/t silver over 3.9 metres at 168 metres depth; and hole RP20-296 intersected 1.1 g/t gold and 18 g/t silver over 27.9 metres at 150 metres depth, including 2.3 g/t gold and 26 g/t silver over 7.6 metres at 158 metres depth.

At Reyna East, shallow infill drilling in the third quarter of 2020 over an approximate 400-metre-long middle portion of the zone returned high-grade highlights such as: hole RP20-279, which intersected 2.3 g/t gold and 168 g/t silver over 5.9 metres at 49 metres depth; hole RP20-280, which intersected 1.4 g/t gold and 100 g/t silver over 6.6 metres at 30 metres depth; and hole RP20-277, which intersected 4.9 g/t gold and 41 g/t silver over 9.5 metres at 77 metres depth.

Step-out hole RP20-276, drilled approximately 600 metres southeast of hole RP20-277 at the southeastern end of the fault structure hosting the Reyna East Zone, intersected 5.2 g/t gold and 39 g/t silver over 4.0 metres at 54 metres depth.

Exploration drilling will continue at Reyna de Plata in the fourth quarter of 2020 and the mineral reserve and mineral resource estimate will be updated at year-end.

Creston Mascota – Mining Activities Completed; Residual Leaching to Continue into 2021

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010. Creston Mascota open pit mineral reserves were depleted during the third quarter of 2020, while gold leaching is expected to continue through to the first quarter of 2021.

Creston Mascota Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	188	284
Tonnes of ore processed per day	2,043	3,087
Gold grade (g/t)	1.19	0.78
Gold production (ounces)	6,567	9,596
Production costs per tonne	$40	$30
Minesite costs per tonne	$40	$31
Production costs per ounce of gold produced ($ per ounce)	$1,155	$890
Total cash costs per ounce of gold produced ($ per ounce)	$771	$668

Production costs per tonne in the third quarter of 2020 increased when compared to the prior-year period primarily due to lower ore stacked at the heap leach as the Bravo pit was depleted during the quarter and due to additional costs to mill high grade ore from the Bravo pit at the Pinos Altos mill, partially offset by the weakening of the Mexican peso. Production costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the third quarter of 2020 increased when compared to the prior-year period due to the reasons described above. Total cash costs per ounce in the third quarter of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Gold production in the third quarter of 2020 decreased when compared to the prior-year period due to less ore stacked at the heap leach as the Bravo pit was depleted during the quarter, partially offset by higher grades.

Creston Mascota Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	526	973
Tonnes of ore processed per day	1,920	3,564
Gold grade (g/t)	2.00	1.93
Gold production (ounces)	34,397	41,461
Production costs per tonne	$55	$28
Minesite costs per tonne	$54	$28
Production costs per ounce of gold produced ($ per ounce)	$844	$660
Total cash costs per ounce of gold produced ($ per ounce)	$565	$468

Production costs per tonne in the first nine months of 2020 increased when compared to the prior-year period due to the timing of inventory on the heap leach, less ore stacked at the heap leach mostly related to the temporary suspension of operations in the second quarter of 2020, the depletion of the Bravo pit in the third quarter of 2020 and additional costs to mill high grade ore from the Bravo pit at the Pinos Altos mill, partially offset by the weakening of the Mexican peso. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne in the first nine months of 2020 increased when compared to the prior-year period for the reasons described above. Total cash costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product revenue per ounce.

Gold production in the first nine months of 2020 decreased when compared to the prior-year period due to less ore stacked on the heap leach mostly related to the temporary suspension of operations in the second quarter of 2020 and to the depletion of the Bravo pit during the third quarter of 2020, partially offset by higher heap leach recoveries and better recoveries for the ore from the Bravo pit that was processed at the Pinos Altos mill.

The Bravo pit was depleted in September. At the time of depletion, the Bravo pit had produced approximately 129,000 ounces of gold, compared to the original design of 66,000 ounces of gold. Closure activities will be conducted for the remainder of 2020 and the inventories in the heap leach are expected to be depleted in the fourth quarter of 2020, while minor residual leaching will continue into 2021 according to the progressive closure plan.

La India – Agglomeration System Commissioned in July; Exploration for additional oxide and sulfide mineralization continues

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	1,559	1,102
Tonnes of ore processed per day	16,946	11,978
Gold grade (g/t)	0.72	0.77
Gold production (ounces)	22,776	18,386
Production costs per tonne	$10	$14
Minesite costs per tonne	$11	$15
Production costs per ounce of gold produced ($ per ounce)	$707	$819
Total cash costs per ounce of gold produced ($ per ounce)	$740	$872

Production costs per tonne in the third quarter of 2020 decreased when compared to the prior-year period primarily as a result of increased ore stacking at the heap leach and the weakening of the Mexican peso. Production costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to the higher gold production and the reasons described above.

Minesite costs per tonne in the third quarter of 2020 decreased when compared to the prior-year period primarily as a result of increased ore stacking at the heap leach and the weakening of the Mexican peso. Total cash costs per ounce in the third quarter of 2020 decreased when compared to the prior-year period due to the reasons described above, and higher gold production.

Gold production in the third quarter of 2020 increased when compared to the prior-year period primarily due to increased tonnes of ore stacked at the heap leach, partially offset by lower heap leach recovery as a result of the limited ore stacking at the heap leach in the second quarter of 2020 as a result of the temporary suspension of operations. In the third quarter of 2019, ore stacking and heap leach pad recoveries were negatively affected by the high clay content of the ore.

La India Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2019
Tonnes of ore processed (thousands of tonnes)	3,869	3,998
Tonnes of ore processed per day	14,120	14,645
Gold grade (g/t)	0.72	0.70
Gold production (ounces)	62,581	61,574
Production costs per tonne	$13	$12
Minesite costs per tonne	$13	$12
Production costs per ounce of gold produced ($ per ounce)	$824	$794
Total cash costs per ounce of gold produced ($ per ounce)	$779	$800

Production costs per tonne in the first nine months of 2020 were essentially the same when compared to the prior-year period primarily due to heap leach inventory adjustments, less ore stacked at the heap leach as a result of the temporary suspension of operations and the timing of unsold inventory, partially offset by the weakening of the Mexican peso. Production costs per ounce in the first nine months of 2020 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the first nine months of 2020 were essentially the same when compared to the prior-year period primarily due to the timing of inventory on the heap leach, less ore stacked at the heap leach as a result of the temporary suspension of operations, mostly offset by the weakening of the Mexican peso. Total cash costs per ounce in the first nine months of 2020 decreased when compared to the prior-year period due to higher gold production offset by the reasons described above.

Gold production in the first nine months of 2020 increased when compared to the prior-year period due to increased ore stacking in the third quarter of 2020 and higher gold grades resulting from the mining sequence, partially offset by the impact of the temporary suspension of operations during the second quarter of 2020.

For the third year in a row, the La India mine was awarded the Silver Helmet by the Mexican Chamber of Mines for excellence in health and safety performance in the category of "Open Pit Mine with up to 500 employees".

In the third quarter of 2020, the installation of the new agglomeration system was completed under budget. The system was commissioned in early July 2020 and supported the higher production rates achieved during the third quarter of 2020. The La India heap leach pad construction phase III is proceeding on track and it is expected to be completed in the second quarter of 2021.

The early results of the scenario analysis on Chipriona and other sulphide opportunities proved encouraging and, in the third quarter of 2020, an additional budget of $0.5 million was approved to continue the studies to complete a preliminary economic assessment.

Regional Exploration at La India Focused on Realito and Chipriona Deposits

Exploration at the La India property in the third quarter of 2020 was focused on the oxide and sulphide portions of the Realito gold-silver zone, located 1.5 kilometres east of the oxide mining operations, and the Chipriona gold-polymetallic sulphide zone, located one kilometre north of the mine.

Drilling into the shallow oxides at Realito is confirming mineral resources and improving geological understanding of the deposit and its feeder structures, while deeper drilling is expanding the sulphide mineralization at depth.

An expansion of the drill program at Chipriona from 6,000 metres to 16,000 metres, expected to cost an additional $1.5 million, was approved in the third quarter of 2020.

Drilling at Chipriona is infilling the deposit and expanding it at depth, giving support to the Company's development concept that Chipriona could potentially be developed in tandem with remnant sulphide mineral resources beneath leachable ore elsewhere on the property in a new phase of mining operations at La India.

Santa Gertrudis – Exploration Drilling Continues in the Amelia High-Grade Deposit; Significant Gold Mineralization Encountered in Extensions and Newly Discovered Structures in the Trinidad Trend

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure including pre-stripped pits, haul roads, water sources and several buildings. Extensive drilling and studies in 2019 led to the Company declaring an initial indicated mineral resource estimate of 104,000 ounces of gold (5.1 million tonnes grading 0.64 g/t gold) at open-pit (oxide) depth, and inferred mineral resources of 717,000 ounces of gold at open-pit (oxide) depth (19.1 million tonnes grading 1.17 g/t gold) and 451,000 ounces of gold at underground (sulphide) depth (3.1 million tonnes grading 4.58 g/t gold), as of December 31, 2019.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated July 29, 2020.

In the third quarter of 2020, drilling at Santa Gertrudis totalled 21 holes (7,856 metres) focused on expanding mineral resources and exploring for new mineralized structures in the Trinidad Trend, which contains the Amelia deposit and the Espiritu Santo Zone.

Selected recent drill results from the Amelia deposit and the Espiritu Santo Zone are set out in the table below. Drill collars are shown on the Santa Gertrudis Project – Local Geology Map and drill collar coordinates are in the Appendix. All intercepts reported for the Santa Gertrudis project show uncapped and capped gold and silver grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Amelia deposit and the Espiritu Santo Zone in the Trinidad Trend at the Santa Gertrudis project

Drill Hole	Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE-20-354	Espiritu Santo	108.0	116.0	96	6.5	1.2	1.2	4	4
and	Espiritu Santo	179.0	188.0	159	5.5	0.9	0.9	142	142
SGE-20-355-W1	Amelia	852.0	857.0	687	4.5	2.8	2.8	11	11
SGE-20-359	Amelia	402.0	413.0	284	10.3	1.3	1.3	1	1
including	Amelia	402.0	407.0	283	4.6	2.2	2.2	2	2
and	Amelia	455.0	461.0	320	5.6	3.2	3.2	2	2
and	Amelia	581.0	593.0	361	11.5	1.6	1.6	9	9
SGE-20-362	Amelia	320.0	330.9	167	10.5	2.6	2.6	3	3
including	Amelia	326.5	330.9	168	4.2	5.6	5.6	8	8
SGE-20-364	Amelia	380.0	388.0	245	5.0	2.7	2.7	4	4
SGE-20-365	Amelia	361.0	367.0	197	5.3	2.2	2.2	5	5
and	Amelia	382.0	387.2	208	4.5	3.7	3.7	2	2

*Holes in the Trinidad Trend use a capping factor of 25 g/t gold and 1,000 g/t silver. The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material. The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project – Local Geology Map]

Amelia is one of three deposits that comprise the Trinidad Trend and is the site of a previously operating open-pit gold mine. High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts. The Amelia deposit strikes east-west for a length of approximately 900 metres and dips steeply to the north. Most of the open pit (oxide) material lies between surface and 100 metres depth, while the underground mineral resource extends below the open-pit mineral resource to a depth of approximately 350 metres.

The inferred mineral resource estimate at Amelia is comprised of 1.6 million tonnes grading 1.38 g/t gold (70,000 ounces of gold) at open pit depth and 3.1 million tonnes grading 4.58 g/t gold (451,000 ounces of gold) of high-grade sulphide mineralization at underground depth. The Amelia deposit's mineral resource is part of the Santa Gertrudis project mineral resource estimate as of December 31, 2019.

Exploration drilling in the third quarter of 2020 into Amelia's high-grade structures continued to expand the mineral resources along extensions of the structures, which remains open.

Hole SGE20-359 intersected three wide, gold-mineralized structures, with the first two intercepts supporting the expansion of underground mineral resources and the third intercept representing a new structure: 1.3 g/t gold and 1 g/t silver over 10.3 metres at 284 metres depth, including 2.2 g/t gold and 1 g/t silver over 4.6 metres at 283 metres depth; 3.2 g/t gold and 2 g/t silver over 5.6 metres at 320 metres depth; and 1.6 g/t gold and 9 g/t silver over 11.5 metres at 361 metres depth.

From the same location but drilled at a shallower dip, hole SGE20-362 intersected 2.6 g/t gold and 3 g/t silver over 10.5 metres at 167 metres depth, including 5.6 g/t gold and 8 g/t silver over 4.2 metres at 167 metres depth.

Located 206 metres southwest of hole SGE20-362, hole SGE20-364 intersected another new structure within the Amelia deposit to the south of the current mineral resources, returning 2.7 g/t gold and 3 g/t silver over 5.0 metres at 245 metres depth.

Hole SGE20-365, located 250 metres northeast of hole SGE20-364, intersected two shallow oxidized structures that returned 2.2 g/t gold and 5 g/t silver over 5.3 metres at 197 metres depth and 3.7 g/t gold and 2 g/t silver over 4.5 metres at 208 metres depth — further supporting the potential for mineral resource expansion.

Hole SGE20-355-W1, located 226 metres northeast of hole SGE20-365, intersected 2.8 g/t gold and 11 g/t silver over 4.5 metres at 687 metres depth within the Amelia deposit.

Exploration drilling at Espiritu Santo in the third quarter of 2020 continued to test extensions of the zone's gold- and silver-rich structures at shallow depths to increase the oxide portion of the mineral resource that is amenable to open pit mining.

The Company is also advancing the Santa Teresa Zone, located 3.2 kilometres southwest of the Amelia deposit. Santa Teresa has a small, historical pit and was the target of historical drill holes that intercepted a series of parallel structures with gold and silver mineralization at 50 metres depth. Field work is ongoing in preparation for proof-of-concept drilling in the fourth quarter of 2020.

Approximately 4 kilometres south of the Trinidad Trend, drilling will also be carried out in the fourth quarter of 2020 in the El Toro Trend, further testing the extension of high-grade gold-mineralized structures under two historical open pits.

The drilling campaign will continue at Santa Gertrudis for the remainder of the year, with $10.4 million budgeted for work in 2020 that includes 25,000 metres of drilling focused on expanding the current mineral resources and testing new targets.

Metallurgical testing of Amelia and Espiritu Santo mineralization is underway and will further determine gold and silver recovery rates in support of an updated mineral resource estimation at year-end 2020.

With potential production scenarios that include using a heap-leach facility to process lower grade mineralization and a small mill facility to process higher-grade ore, the Company believes that the Santa Gertrudis project has the potential to be a similar size operation to its La India mine.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", "operating margin" and "free cash flow" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income and free cash flow, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

AISC per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income as recorded in the condensed interim consolidated financial statements: Income and mining taxes expense; other expenses (income); foreign currency translation loss (gain); gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Free cash flow is calculated by deducting additions to property, plant and mine development from cash provided by operating activities including changes in non-cash working capital balances. Management uses free cash flow to assess the availability of cash, after funding operations and capital expenditures, to operate the business without additional borrowing or drawing down on the Company's existing cash balance.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and all-in sustaining costs per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 28, 2020. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: statements regarding the Company's plans to ramp-up and optimize operations following temporary suspensions of operations related to the COVID-19 pandemic, including the timing thereof and impacts on anticipated gold production and costs; statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations, including its employees and overall business; the Company's forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2 and the Amaruq underground project, and the Company's ramp up of operations at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2019 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2019 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. SEC Industry Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time SEC Industry Guide 7 will be rescinded.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey Project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2019 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Long-life operations and projects					$1.25	MXP17.00	$1.15
Short-life operations – Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos	$1,200	$15.50	$2.50	$1.00	$1.30	MXP18.00	Not applicable
Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

 *The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company's AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

APPENDIX - COVID-19 REGIONAL UPDATES

•	Abitibi – The Government of Quebec has designated the region with alert level yellow, indicating a medium risk level for the spread of COVID-19 and minimal governmental restrictions are in place

◦	In September Canadian Malartic had one confirmed COVID-19 case and in October Goldex confirmed 4 COVID-19 cases. Both teams effectively managed the contact tracing, disinfection and the follow up of employees in cooperation with the public health department

◦	The operations have developed and adopted color coded protocols in-line with the government risk levels to strengthen the application of hygiene measures

◦	A testing lab was set up in the Company's CTM office at the Val d'Or airport to test employees travelling to Nunavut operations in addition to those from the Abitibi operations on an as-needed basis

◦	Canadian Malartic is in the process of acquiring a testing lab to manage increased risk to the operations posed by the high volume of contractors who come from outside the region during maintenance shutdowns

◦	The Company maintains open communication channels with various government ministries and the local authorities to regularly inform them of any evolving situations at our operations and what actions are being implemented to secure our people and their families as well as to stay aware of particular needs they may have and support that the Company may provide

•	Nunavut – There have been no confirmed COVID-19 cases in the territory other than at mine sites from employees travelling from southern communities. Border restrictions for Nunavut remain in place with 14-day isolation required prior to entering the communities

◦	The Nunavut-based workforce remains at home and the Company continues to pay 75% of their base salaries, which amounts to approximately $1.4 million per month. As at the date of this news release, no timeline and process has been set with community leaders, the Nunavut chief medical officer and government officials for their return to work

◦	Two COVID-19 cases were recently detected through the operations screening and testing protocols. The teams effectively managed the contact tracing and isolation of contact-cases and the follow-up of employees along with the public health department

◦	Both sites are implementing re-testing of employees five days into their rotation to detect people that may have been recently exposed, and the disease was in incubation at time of arrival

◦	The Meadowbank Complex will set up a new testing lab to provide capacity for re-testing during the rotation and potential testing of Nunavut-based employees to enable their return to work

◦	Options to accelerate testing results are under review

◦	The Company established a program named 'The Good Deed Brigade' to support local community projects that lack resources. With this program, some of the Company's Nunavut-based employees in several neighbouring hamlets are undertaking or participating in community based projects, such as cleaning the landfills or supporting training and mentoring programs

◦	A Nunavut community tour is planned in November and meetings are planned with the main stakeholders as well as employees in each community. The government mandated quarantine period will be complete and physical distancing and hygiene measures will be followed

•	Finland – Although the number of daily COVID cases has recently exceeded the number of cases during the first wave, the Finnish government has indicated that it is not considering lock downs related to industrial operations

◦	No COVID-19 cases were detected at Kittila in the third quarter of 2020

◦	Local resources have been added to support the Procon team and offset the impact of travel restrictions on the advancement of shaft sinking

◦	The municipality of Kittila opened a COVID-19 testing facility and which is available for all residents of the municipality of Kittila and sponsored by Agnico Eagle

◦	Agnico Eagle sponsored a local mental health initiative targeted to help people suffering from COVID related stress

•	Mexico – Every state is colour coded by the government to reflect the level of risk with the spread of the virus and the level of procedures to be applied in the society. Sonora state is at yellow level (medium risk), while Chihuahua is at orange level (medium to high risk)

◦	A total of 110 confirmed cases (including exploration in Mexico) have been detected in employees and contractors as of October 27, 2020, of which 96 have recovered. All active cases are stable and close follow-up on each case is being performed

◦	Screening and testing protocols and control measures have been reinforced to detect cases prior to entrance to the sites and to control the spread of the virus

◦	People more vulnerable due to age or medical condition remain off-site. Personnel that are able to work tele-remotely are doing so

◦	Regular communications with employees to reinforce safe COVID-19 prevention practices at home and work

◦	Continued support to local communities, such as the distribution of food hampers to local families in need and resources provided to local health centres and communities

•	Supply Chain Impact

◦	With the second wave of COVID-19 underway in all of the Company's operating regions, the Company is closely monitoring general business activity and is regularly communicating with key suppliers to identify potential supply chain issues

◦	In Nunavut, the sea-lift season has been completed and all materials have been delivered to site as per plan

•	Costs Related to the Suspension and/or Reduction of Activities

◦	In the third quarter of 2020, the Company incurred a total of $3.7 million included in Other Expenses related to the payment of 75% of the base salaries of the Nunavut-based employees

◦	In the third quarter of 2020, the Company incurred $2.8 million in direct and incremental costs to manage the COVID-19 pandemic (approximately $6 per ounce). These costs relate mostly to the purchase of sanitizing equipment and consumables; procurement of non-medical masks; testing of employees; rental of trailers for screening; additional employee transportation; and supplies and health support to surrounding communities

◦	These incremental costs related to the COVID-19 pandemic are expected to remain in place for the foreseeable future and are expected to increase the production costs at our operations by approximately $1.0 million per month (or approximately $6 per ounce). To date, the Company has seen limited impact on operational productivity as a result of COVID-19

APPENDIX - EXPLORATION DRILL COLLAR COORDINATES

LaRonde 3 exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-302-012	690223	5346770	-2,671	172	-65	507
LR-302-013	690225	5346771	-2,670	138	-44	321
LR-302-014A	690223	5346770	-2,671	170	-64	431
LR-314-013	690053	5346858	-2,803	155	-47	466
LR-314-015	690054	5346857	-2,803	150	-42	419

*Coordinate System UTM Nad 83 Zone 17

Canadian Malartic exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
MEX19-140WB	5334597	718145	308	193	-59	773
MEX19-151WC	5334716	717422	309	169	-68	663
MEX19-159	5334653	717848	309	198	-74	1,974
MEX19-159A	5334653	717848	309	198	-74	1,953
MEX19-160	5334704	718008	308	209	-50	1,809
MEX20-163AW	5334237	717392	314	155	-75	1,000
MEX20-163AWA	5334237	717392	314	155	-75	1,039
MEX20-164	5334701	717701	309	203	-75	2,109
MEX20-164W	5334701	717701	309	203	-75	2,119
MEX20-166	5334595	718289	308	194	-66	1,824
MEX20-167	5334737	717423	309	184	-64	1,860
MEX20-169AW	5334652	717848	309	186	-75	2,099
MEX20-170AW	5334595	718289	308	191	-71	2,026
MEX20-171	5334701	717701	309	193	-75	2,000
MEX20-171WA	5334701	717701	309	193	-75	2,082
MEX20-172A	5334704	718008	308	175	-74	2,073
MEX20-172AW	5334704	718008	308	175	-74	2,103
MEX20-172AWA	5334704	718008	308	175	-74	2,148
MEX20-176	5334531	717710	309	185	-56	1,533
MEX20-177	5334208	718319	310	190	-74	1,650
MEX20-178	5334236	717392	314	182	-75	1,403
MEX20-178W	5334236	717392	314	182	-75	1,470
MEX20-178WA	5334236	717392	314	182	-75	1,512

*Coordinate System NAD 1983 UTM Zone 17N

Kirkland Lake project exploration drill collar coordinates

	Drill Collar Coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB20-200W10	5336834	591663	316	132	-70	1,674
KLUB20-200W11	5336834	591663	316	132	-70	1,662
KLUB20-310AW1	5336729	591860	317	140	-68	1,530
KLUB20-384E	5335516	591740	285	139	-47	444
KLUB20-561W2	5336456	591713	304	111	-75	1,492
KLUB20-561W3	5336456	591713	304	111	-75	1,320
KLUB20-561W4	5336456	591713	304	111	-75	1,302
KLUB20-561W5	5336456	591713	304	111	-75	1,362

*Coordinate System NAD 1983 UTM Zone 17N

Drill collar coordinates of selected drill holes at Kittila mine

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-702H	7539299	2558637	-672	90	-75	1,164
RIE19-702J	7539299	2558637	-672	90	-75	1107
RIE20-603	7539228	2558714	-788	97	3	324
RIE20-605	7539225	2558714	-788	115	-23	251
RIE20-606	7539229	2558714	-789	85	-35	558
RUG20-510	7538051	2558709	-762	95	-2	342
RUG20-515	7537954	2558695	-775	100	28	271
RUG20-516	7537954	2558695	-776	100	15	282
RUG20-517	7537954	2558695	-776	110	22	243
RUG20-518	7537954	2558695	-776	106	4	246
RUG20-519	7537955	2558695	-777	97	-2	348

*Finnish Coordinate System KKJ Zone 2

Pinos Altos exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CBUG20-035	3136524	758299	1,221	47	0	108
CBUG20-036	3136524	758299	1,223	47	0	141
CBUG20-037	3136619	758537	1,215	232	32	141
CBUG20-040	3136528	758249	1,223	50	28	255
CBUG20-042	3136496	758344	1,223	50	40	207
CBUG20-045	3136571	758157	1,224	50	-5	183
CBUG20-048	3136557	758204	1,225	50	41	261
CBUG20-049	3136570	758156	1,227	50	40	261
CBUG20-050	3136557	758204	1,226	50	21	237
CBUG20-054	3136557	758204	1,223	50	-5	171
CBUG20-057	3136528	758250	1,223	50	25	234
CBUG20-058	3136524	758298	1,223	47	45	141
RP20-276	3130269	768123	2,194	230	-45	87
RP20-277	3130582	767672	2,185	205	-60	129
RP20-278	3130579	767586	2,191	200	-45	90
RP20-279	3130704	767361	2,166	200	-45	78
RP20-280	3130699	767330	2,164	200	-45	60
RP20-287	3131331	765110	2,026	200	-45	51
RP20-289	3131211	765464	1,991	200	-55	78
RP20-290	3131092	765670	2,030	200	-45	54
RP20-294	3131521	765106	1,942	200	-55	180
RP20-295	3131419	765289	1,976	200	-56	231
RP20-296	3131409	765256	1,966	200	-55	189

*Coordinates of drill holes are in UTM NAD27 12N.

Collar coordinates of exploration drill holes at Santa Gertrudis project

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE-20-354	543470	3392334	1,166	170	-60	300
SGE-20-359	541987	3392499	1,359	120	-61	800
SGE-20-355-W1	542290	3393144	1,302	180	-50	1120
SGE-20-362	541991	3392502	1,361	120	-45	720
SGE-20-364	542061	3392311	1,348	120	-60	500
SGE-20-365	542079	3392560	1,352	120	-46	600

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating margin(i) by mine:
Northern Business
LaRonde mine	$144,364	$93,223	$250,512	$225,327
LaRonde Zone 5 mine	21,522	12,238	43,380	26,199
Lapa mine	—	—	—	2,033
Goldex mine	36,350	33,197	94,350	83,287
Meadowbank Complex	46,032	9,227	37,423	37,501
Meliadine mine	109,313	50,323	215,746	65,356
Canadian Malartic mine(ii)	76,673	70,263	179,221	185,124
Kittila mine	62,807	44,696	163,806	78,140
Southern Business
Pinos Altos mine	37,063	30,003	79,705	91,383
Creston Mascota mine	9,279	12,203	38,101	38,181
La India mine	24,406	11,240	58,122	36,526
Total operating margin(i)	567,809	366,613	1,160,366	869,057
Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
Exploration, corporate and other	61,947	83,864	230,648	238,522
Income before income and mining taxes	332,689	139,456	473,571	234,797
Income and mining taxes expense	110,035	62,789	167,181	93,326
Net income for the period	$222,654	$76,667	$306,390	$141,471
Net income per share — basic	$0.92	$0.32	$1.27	$0.60
Net income per share — diluted	$0.91	$0.32	$1.26	$0.60

Cash flows:
Cash provided by operating activities	$462,538	$349,233	$788,544	$624,224
Cash used in investing activities	$(205,893)	$(245,829)	$(561,797)	$(706,673)
Cash (used in) provided by financing activities	$(268,802)	$37,249	$(228,390)	$38,701

Realized prices:
Gold (per ounce)	$1,911	$1,480	$1,753	$1,374
Silver (per ounce)	$25.35	$17.46	$19.16	$16.00
Zinc (per tonne)	$2,303	$2,415	$2,241	$2,639
Copper (per tonne)	$6,972	$5,569	$5,855	$5,871

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	81,199	91,664	198,688	245,684
LaRonde Zone 5 mine	18,981	15,438	45,496	44,596
Lapa mine	—	—	—	5
Goldex mine	31,008	37,142	88,033	105,921
Meadowbank Complex(iii)	74,921	48,870	140,679	131,829
Meliadine mine(iii)	96,757	78,093	226,107	156,787
Canadian Malartic mine(ii)(iii)	76,398	81,573	197,946	249,554
Kittila mine	53,149	61,343	163,069	130,756
Southern Business
Pinos Altos mine	30,937	34,832	78,127	119,302
Creston Mascota mine	6,567	9,596	34,397	41,461
La India mine	22,776	18,386	62,581	61,574
Total gold (ounces)	492,693	476,937	1,235,123	1,287,469

Silver (thousands of ounces):
Northern Business
LaRonde mine	174	227	459	620
LaRonde Zone 5 mine	2	2	7	7
Lapa mine	—	—	—	1
Goldex mine	—	—	1	1
Meadowbank Complex	18	29	40	71
Meliadine mine	7	6	19	11
Canadian Malartic mine(ii)	81	102	260	307
Kittila mine	3	4	9	10
Southern Business
Pinos Altos mine	505	517	1,234	1,642
Creston Mascota mine	94	134	523	483
La India mine	14	27	51	106
Total silver (thousands of ounces)	898	1,048	2,603	3,259

Zinc (tonnes)	2,198	3,475	3,275	10,716
Copper (tonnes)	723	958	2,128	2,468

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	105,457	90,867	200,013	256,501
LaRonde Zone 5 mine	17,835	15,368	43,805	39,762
Lapa mine	—	—	—	3,777
Goldex mine	30,421	36,488	87,789	105,028
Meadowbank Complex	72,390	52,211	140,083	137,686
Meliadine mine	92,775	71,407	227,884	131,962
Canadian Malartic mine(ii)(iv)	75,568	77,595	187,852	232,241
Kittila mine	56,848	60,020	170,333	131,845
Southern Business
Pinos Altos mine	30,470	37,535	82,128	119,490
Creston Mascota mine	7,573	12,285	34,465	43,295
La India mine	20,958	17,385	61,840	62,314
Total gold (ounces)	510,295	471,161	1,236,192	1,263,901

Silver (thousands of ounces):
Northern Business
LaRonde mine	176	212	472	619
LaRonde Zone 5 mine	2	2	7	7
Lapa mine	—	—	—	2
Goldex mine	—	—	1	1
Meadowbank Complex	9	32	33	69
Meliadine mine	4	—	17	1
Canadian Malartic mine(ii)(iv)	70	83	240	281
Kittila mine	4	1	9	9
Southern Business
Pinos Altos mine	489	576	1,307	1,636
Creston Mascota mine	101	160	528	475
La India mine	21	26	57	114
Total silver (thousands of ounces):	876	1,092	2,671	3,214

Zinc (tonnes)	1,570	4,075	3,403	10,660
Copper (tonnes)	739	947	2,121	2,445

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$619	$635	$658	$690
LaRonde Zone 5 mine	683	655	750	708
Goldex mine	702	549	653	565
Meadowbank Complex	1,263	1,071	1,516	1,002
Meliadine mine	697	746	823	776
Canadian Malartic mine(ii)(iii)	803	635	784	616
Kittila mine	814	725	777	729
Southern Business
Pinos Altos mine	1,103	1,013	1,065	825
Creston Mascota mine	1,175	937	841	663
La India mine	759	900	797	828
Weighted average total cash costs per ounce of gold produced	$835	$723	$864	$721

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$428	$454	$508	$481
LaRonde Zone 5 mine	681	653	747	705
Goldex mine	702	549	653	565
Meadowbank Complex	1,260	1,035	1,511	991
Meliadine mine	695	746	822	776
Canadian Malartic mine(ii)(iii)	772	615	756	597
Kittila mine	813	725	776	728
Southern Business
Pinos Altos mine	677	745	740	603
Creston Mascota mine	771	668	565	468
La India mine	740	872	779	800
Weighted average total cash costs per ounce of gold produced	$764	$653	$805	$643

Notes:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three and nine months ended September 30, 2020 includes 1,982 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Payable production for the three and nine months ended September 30, 2020 includes 13,305 and 18,930 ounces of gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved. Payable production for the three and nine months ended September 30, 2019 includes 33,134 and 35,281 ounces of gold from the Amaruq deposit, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit. Payable production for the nine months ended September 30, 2019 includes 47,281 ounces of gold from the Meliadine mine, which were produced prior to the achievement of commercial production at the Meliadine mine. Payable production for the nine months ended September 30, 2019 includes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$315,884	$321,897
Short-term investments	5,635	6,005
Trade receivables	9,167	8,320
Inventories	651,673	580,068
Income taxes recoverable	2,405	2,281
Fair value of derivative financial instruments	17,721	4,535
Other current assets	160,633	179,218
Total current assets	1,163,118	1,102,324
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,128,672	7,003,665
Investments	281,857	91,236
Other assets	220,068	184,868
Total assets	$9,201,507	$8,789,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$385,037	$345,572
Reclamation provision	15,313	12,455
Interest payable	25,396	16,752
Income taxes payable	40,137	26,166
Lease obligations	19,473	14,693
Current portion of long-term debt	—	360,000
Fair value of derivative financial instruments	4,860	—
Total current liabilities	490,216	775,638
Non-current liabilities:
Long-term debt	1,564,590	1,364,108
Lease obligations	98,017	102,135
Reclamation provision	480,709	427,346
Deferred income and mining tax liabilities	1,029,000	948,142
Other liabilities	54,956	61,002
Total liabilities	3,717,488	3,678,371

EQUITY
Common shares:
Outstanding — 242,991,213 common shares issued, less 640,834 shares held in trust	5,723,218	5,589,352
Stock options	172,912	180,160
Contributed surplus	37,254	37,254
Deficit	(485,959)	(647,330)
Other reserves	36,594	(47,922)
Total equity	5,484,019	5,111,514
Total liabilities and equity	$9,201,507	$8,789,885

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
REVENUES
Revenues from mining operations	$980,612	$682,959	$2,209,665	$1,741,793

COSTS AND EXPENSES
Production(i)	412,803	316,346	1,049,299	872,736
Exploration and corporate development	30,488	28,227	74,468	81,029
Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
General and administrative	26,291	27,336	82,380	85,555
Finance costs	21,439	25,721	74,201	78,797
(Gain) loss on derivative financial instruments	(29,724)	2,378	(49,297)	(10,296)
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
Other expenses (income)	9,132	1,549	37,407	(1,553)
Income before income and mining taxes	332,689	139,456	473,571	234,797
Income and mining taxes expense	110,035	62,789	167,181	93,326
Net income for the period	$222,654	$76,667	$306,390	$141,471

Net income per share - basic	$0.92	$0.32	$1.27	$0.60
Net income per share - diluted	$0.91	$0.32	$1.26	$0.60

Weighted average number of common shares outstanding (in thousands):
Basic	242,059	238,331	241,152	236,153
Diluted	243,867	240,115	242,690	237,336

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income for the period	$222,654	$76,667	$306,390	$141,471
Add (deduct) adjusting items:
Amortization of property, plant and mine development	173,173	143,293	456,147	395,738
Deferred income and mining taxes	46,927	36,787	75,350	28,104
Unrealized gain on warrants	(20,854)	(440)	(52,682)	(492)
Stock-based compensation	12,194	12,269	38,724	39,267
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
Other	(4,034)	8,093	(11,099)	(5,627)
Changes in non-cash working capital balances:
Trade receivables	(2,457)	112	(847)	1,457
Income taxes	32,630	17,087	12,477	(1,183)
Inventories	(51,084)	(60,043)	(93,686)	(81,074)
Other current assets	6,567	43,705	4,437	(37,495)
Accounts payable and accrued liabilities	30,151	70,504	34,265	122,510
Interest payable	12,350	2,546	7,579	16,558
Cash provided by operating activities	462,538	349,233	788,544	624,224

INVESTING ACTIVITIES
Additions to property, plant and mine development	(195,334)	(252,659)	(534,604)	(686,943)
Proceeds from sale of property, plant and mine development	354	634	727	2,863
Net sales (purchases) of short-term investments	1,255	135	370	(684)
Net proceeds from sale of equity securities and other investments	—	6,914	8,759	7,822
Purchases of equity securities and other investments	(12,168)	(853)	(37,049)	(29,731)
Cash used in investing activities	(205,893)	(245,829)	(561,797)	(706,673)

FINANCING ACTIVITIES
Proceeds from Credit Facility	75,000	80,000	1,075,000	220,000
Repayment of Credit Facility	(325,000)	(80,000)	(1,075,000)	(220,000)
Proceeds from Senior Notes issuance	—	—	200,000	—
Repayment of Senior Notes	—	—	(360,000)	—
Long-term debt financing costs	—	—	(1,597)	—
Repayment of lease obligations	(4,119)	(3,676)	(11,598)	(10,510)
Dividends paid	(39,844)	(21,979)	(118,407)	(71,221)
Repurchase of common shares for stock-based compensation plans	—	(325)	(35,930)	(24,395)
Proceeds on exercise of stock options	21,236	59,422	89,289	133,243
Common shares issued	3,925	3,807	9,853	11,584
Cash (used in) provided by financing activities	(268,802)	37,249	(228,390)	38,701
Effect of exchange rate changes on cash and cash equivalents	(1,516)	(966)	(4,370)	341
Net (decrease) increase in cash and cash equivalents during the period	(13,673)	139,687	(6,013)	(43,407)
Cash and cash equivalents, beginning of period	329,557	118,732	321,897	301,826
Cash and cash equivalents, end of period	$315,884	$258,419	$315,884	$258,419

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,417	$23,344	$61,864	$59,083
Income and mining taxes paid	$31,086	$15,912	$84,139	$70,364

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2020	2019	2020	2019
LaRonde mine	$64,983	$54,465	$126,970	$165,055
LaRonde Zone 5 mine	12,616	10,460	33,754	28,408
Lapa mine	—	—	—	2,844
Goldex mine	21,786	20,263	58,006	59,589
Meadowbank Complex	92,256	20,551	210,105	104,207
Meliadine mine	66,937	55,376	182,523	83,263
Canadian Malartic mine(i)	51,654	52,533	137,643	153,433
Kittila mine	45,747	44,447	132,471	104,080
Pinos Altos mine	33,131	34,652	87,233	95,572
Creston Mascota mine	7,585	8,544	29,017	27,382
La India mine	16,108	15,055	51,577	48,903
Production costs per the condensed interim consolidated statements of income	$412,803	$316,346	$1,049,299	$872,736

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		81,199		91,664		198,688		245,684

Production costs	$64,983	$800	$54,465	$594	$126,970	$639	$165,055	$672
Inventory and other adjustments(iv)	(14,720)	(181)	3,701	41	3,825	19	4,400	18
Cash operating costs (co-product basis)	$50,263	$619	$58,166	$635	$130,795	$658	$169,455	$690
By-product metal revenues	(15,488)	(191)	(16,519)	(181)	(29,878)	(150)	(51,241)	(209)
Cash operating costs (by-product basis)	$34,775	$428	$41,647	$454	$100,917	$508	$118,214	$481

LaRonde Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				492				543				1,228				1,552

Production costs		$64,983		$132		$54,465		$100		$126,970		$103		$165,055		$106
Production costs (C$)	C$	88,654	C$	180	C$	72,121	C$	133	C$	169,704	C$	138	C$	219,391	C$	141
Inventory and other adjustments (C$)(v)		(30,354)		(62)		(6,888)		(13)		(14,347)		(12)		(26,086)		(16)
Minesite operating costs (C$)	C$	58,300	C$	118	C$	65,233	C$	120	C$	155,357	C$	126	C$	193,305	C$	125

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)
Gold production (ounces)			18,981				15,438				45,496				44,596

Production costs		$12,616		$665		$10,460		$678		$33,754		$742		$28,408		$637
Inventory and other adjustments(iv)	349		18		(348)		(23)		353		8		3,146		71
Cash operating costs (co-product basis)		$12,965		$683		$10,112		$655		$34,107		$750		$31,554		$708
By-product metal revenues	(35)		(2)		(32)		(2)		(121)		(3)		(108)		(3)
Cash operating costs (by-product basis)		$12,930		$681		$10,080		$653		$33,986		$747		$31,446		$705

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			277				221				707				643

Production costs		$12,616		$46		$10,460		$47		$33,754		$48		$28,408		$44
Production costs (C$)	C$	16,876	C$	61	C$	13,858	C$	63	C$	45,441	C$	64	C$	37,743	C$	59
Inventory and other adjustments (C$)(v)	662		2		(484)		(3)		610		1		4,193		6
Minesite operating costs (C$)	C$	17,538	C$	63	C$	13,374	C$	60	C$	46,051	C$	65	C$	41,936	C$	65

Goldex Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)
Gold production (ounces)			31,008				37,142				88,033				105,921

Production costs		$21,786		$703		$20,263		$546		$58,006		$659		$59,589		$563
Inventory and other adjustments(iv)	(12)		(1)		131		3		(498)		(6)		262		2
Cash operating costs (co-product basis)		$21,774		$702		$20,394		$549		$57,508		$653		$59,851		$565
By-product metal revenues	(4)		—		(11)		—		(17)		—		(21)		—
Cash operating costs (by-product basis)		$21,770		$702		$20,383		$549		$57,491		$653		$59,830		$565

Goldex Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			709				712				1,899				2,101

Production costs		$21,786		$31		$20,263		$28		$58,006		$31		$59,589		$28
Production costs (C$)	C$	29,057	C$	41	C$	26,776	C$	38	C$	77,663	C$	41	C$	79,133	C$	38
Inventory and other adjustments (C$)(v)	529		1		214		—		200		—		455		—
Minesite operating costs (C$)	C$	29,586	C$	42	C$	26,990	C$	38	C$	77,863	C$	41	C$	79,588	C$	38

Meadowbank Complex	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)
Gold production (ounces)			74,921				15,736				140,679				96,548

Production costs		$92,256		$1,231		$20,551		$1,306		$210,105		$1,494		$104,207		$1,079
Inventory and other adjustments(iv)		2,394		32	(3,700)		(235)			3,095		22	(7,431)		(77)
Cash operating costs (co-product basis)		$94,650		$1,263		$16,851		$1,071		$213,200		$1,516		$96,776		$1,002
By-product metal revenues	(235)		(3)		(558)		(36)		(565)		(5)		(1,118)		(11)
Cash operating costs (by-product basis)		$94,415		$1,260		$16,293		$1,035		$212,635		$1,511		$95,658		$991

Meadowbank Complex	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				907				364				1,798				1,672

Production costs		$92,256		$102		$20,551		$56		$210,105		$117		$104,207		$62
Production costs (C$)	C$	124,802	C$	138	C$	27,743	C$	76	C$	283,116	C$	157	C$	138,973	C$	83
Inventory and other adjustments (C$)(v)	1,088			1	(5,047)		(14)		(4,994)		(2)		(7,698)		(4)
Minesite operating costs (C$)	C$	125,890	C$	139	C$	22,696	C$	62	C$	278,122	C$	155	C$	131,275	C$	79

Meliadine Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Ounce of Gold Produced(ii)(vi)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)		(thousands)		($ per ounce)
Gold production (ounces)			94,775				78,093				224,125				109,506

Production costs		$66,937		$706		$55,376		$709		$182,523		$814		$83,263		$760
Inventory and other adjustments(iv)	(919)		(9)		2,845		37		2,044		9		1,679		16
Cash operating costs (co-product basis)		$66,018		$697		$58,221		$746		$184,567		$823		$84,942		$776
By-product metal revenues	(106)		(2)		—		—		(308)		(1)		(18)		—
Cash operating costs (by-product basis)		$65,912		$695		$58,221		$746		$184,259		$822		$84,924		$776

Meliadine Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(vii)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			368				312				1,012				447

Production costs		$66,937		$182		$55,376		$177		$182,523		$180	83,263			$186
Production costs (C$)	C$	89,673	C$	244	C$	73,018	C$	234	C$	246,043	C$	243	C$	110,085	C$	246
Inventory and other adjustments (C$)(v)	(1,258)		(4)		3,790		12		(675)		—		2,759		6
Minesite operating costs (C$)	C$	88,415	C$	240	C$	76,808	C$	246	C$	245,368	C$	243	C$	112,844	C$	252

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(i)(ii)(viii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		63,093		81,573		179,016		249,554

Production costs	$51,654	$819	$52,533	$644	$137,643	$769	$153,433	$615
Inventory and other adjustments(iv)	(962)	(16)	(755)	(9)	2,677	15	347	1
Cash operating costs (co-product basis)	$50,692	$803	$51,778	$635	$140,320	$784	$153,780	$616
By-product metal revenues	(1,995)	(31)	(1,645)	(20)	(5,015)	(28)	(4,673)	(19)
Cash operating costs (by-product basis)	$48,697	$772	$50,133	$615	$135,305	$756	$149,107	$597

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(i)(iii)(ix)	September 30, 2020				September 30, 2019				September 30, 2020				September 30, 2019
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,251				2,645				6,800				7,804

Production costs		$51,654		$23		$52,533		$20		$137,643		$20		$153,433		$20
Production costs (C$)	C$	68,840	C$	31	C$	70,590	C$	27	C$	184,691	C$	27	C$	204,182	C$	26
Inventory and other adjustments (C$)(v)		(3,016)		(2)		(775)		(1)		(1,102)		—		931		—
Minesite operating costs (C$)	C$	65,824	C$	29	C$	69,815	C$	26	C$	183,589	C$	27	C$	205,113	C$	26

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		53,149		61,343		163,069		130,756

Production costs	$45,747	$861	$44,447	$725	$132,471	$812	$104,080	$796
Inventory and other adjustments(iv)	(2,477)	(47)	33	—	(5,698)	(35)	(8,794)	(67)
Cash operating costs (co-product basis)	$43,270	$814	$44,480	$725	$126,773	$777	$95,286	$729
By-product metal revenues	(76)	(1)	(17)	—	(169)	(1)	(149)	(1)
Cash operating costs (by-product basis)	$43,194	$813	$44,463	$725	$126,604	$776	$95,137	$728

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		429		507		1,349		1,123

Production costs	$45,747	$107	$44,447	$88	$132,471	$98	$104,080	$93
Production costs (€)	€37,531	€87	€39,959	€79	€116,189	€86	€92,757	€83
Inventory and other adjustments (€)(v)	(1,924)	(4)	(259)	(1)	(5,118)	(4)	(8,429)	(8)
Minesite operating costs (€)	€35,607	€83	€39,700	€78	€111,071	€82	€84,328	€75

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		30,937		34,832		78,127		119,302

Production costs	$33,131	$1,071	$34,652	$995	$87,233	$1,117	$95,572	$801
Inventory and other adjustments(iv)	992	32	649	18	(4,030)	(52)	2,885	24
Cash operating costs (co-product basis)	$34,123	$1,103	$35,301	$1,013	$83,203	$1,065	$98,457	$825
By-product metal revenues	(13,164)	(426)	(9,353)	(268)	(25,380)	(325)	(26,500)	(222)
Cash operating costs (by-product basis)	$20,959	$677	$25,948	$745	$57,823	$740	$71,957	$603

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		558		519		1,252		1,495

Production costs	$33,131	$59	$34,652	$67	$87,233	$70	$95,572	$64
Inventory and other adjustments(v)	609	2	393	—	(6,509)	(6)	2,081	1
Minesite operating costs	$33,740	$61	$35,045	$67	$80,724	$64	$97,653	$65

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		6,567		9,596		34,397		41,461

Production costs	$7,585	$1,155	$8,544	$890	$29,017	$844	$27,382	$660
Inventory and other adjustments(iv)	129	20	448	47	(88)	(3)	100	3
Cash operating costs (co-product basis)	$7,714	$1,175	$8,992	$937	$28,929	$841	$27,482	$663
By-product metal revenues	(2,651)	(404)	(2,586)	(269)	(9,481)	(276)	(8,097)	(195)
Cash operating costs (by-product basis)	$5,063	$771	$6,406	$668	$19,448	$565	$19,385	$468

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2019		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		188		284		526		973

Production costs	$7,585	$40	$8,544	$30	$29,017	$55	$27,382	$28
Inventory and other adjustments(v)	(127)	—	316	1	(765)	(1)	(591)	—
Minesite operating costs	$7,458	$40	$8,860	$31	$28,252	$54	$26,791	$28

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		22,776		18,386		62,581		61,574

Production costs	$16,108	$707	$15,055	$819	$51,577	$824	$48,903	$794
Inventory and other adjustments(iv)	1,180	52	1,501	81	(1,699)	(27)	2,106	34
Cash operating costs (co-product basis)	$17,288	$759	$16,556	$900	$49,878	$797	$51,009	$828
By-product metal revenues	(441)	(19)	(526)	(28)	(1,121)	(18)	(1,771)	(28)
Cash operating costs (by-product basis)	$16,847	$740	$16,030	$872	$48,757	$779	$49,238	$800

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,559		1,102		3,869		3,998

Production costs	$16,108	$10	$15,055	$14	$51,577	$13	$48,903	$12
Inventory and other adjustments(v)	1,052	1	1,285	1	(2,333)	—	698	—
Minesite operating costs	$17,160	$11	$16,340	$15	$49,244	$13	$49,601	$12

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 1,982 ounces of payable gold production, which were produced during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(vii) The Meliadine mine's cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 13,374 tonnes of ore from the Tiriganiaq open pit deposit, which were processed during these periods as commercial production at the Tiriganiaq open pit deposit has not yet been achieved.

(viii) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(ix) The Canadian Malartic mine's cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 469,966 and 731,309 tonnes of ore from the Barnat deposit, respectively, which were processed during these periods as commercial production at the Barnat deposit has not yet been achieved.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2020	2019	2020	2019
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$412,803	$316,346	$1,049,299	$872,736
Adjusted gold production (ounces)(i)(ii)(iii)(iv)(v)	477,406	443,803	1,214,211	1,204,902
Production costs per ounce of adjusted gold production	$865	$713	$864	$724
Adjustments:
Inventory and other adjustments(vi)	(30)	10	—	(3)
Total cash costs per ounce of gold produced (co-product basis)(vii)	$835	$723	$864	$721
By-product metal revenues	(71)	(70)	(59)	(78)
Total cash costs per ounce of gold produced (by-product basis)(vii)	$764	$653	$805	$643
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	189	179	195	174
General and administrative expenses (including stock options)	55	62	68	71
Non-cash reclamation provision, sustaining leases and other	8	9	10	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,016	$903	$1,078	$898
By-product metal revenues	71	70	59	78
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,087	$973	$1,137	$976

Notes:

(i) Adjusted gold production for the three and nine months ended September 30, 2020 excludes 1,982 ounces of payable gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit.

(ii) Adjusted gold production for the three and nine months ended September 30, 2020 excludes 13,305 and 18,930 ounces of payable gold from the Barnat deposit at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit.

(iii) Adjusted gold production for the three and nine months ended September 30, 2019 excludes 33,134 and 35,281 ounces of payable gold from the Amaruq deposit at the Meadowbank Complex, respectively, which were produced prior to the achievement of commercial production at the Amaruq deposit.

(iv) Adjusted gold production for the nine months ended September 30, 2019 excludes 47,281 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production.

(v) Adjusted gold production for the nine months ended September 30, 2019 excludes 5 ounces of payable gold production at the Lapa mine, which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(vi) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income to Operating Margin(i)

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2020	2019	2020	2019
Net income for the period	$222,654	$76,667	$306,390	$141,471
Income and mining taxes expense	110,035	62,789	167,181	93,326
Other expenses (income)	9,132	1,549	37,407	(1,553)
Foreign currency translation loss (gain)	4,321	(1,347)	11,489	4,990
(Gain) loss on derivative financial instruments	(29,724)	2,378	(49,297)	(10,296)
Finance costs	21,439	25,721	74,201	78,797
General and administrative	26,291	27,336	82,380	85,555
Amortization of property, plant, and mine development	173,173	143,293	456,147	395,738
Exploration and corporate development	30,488	28,227	74,468	81,029
Operating margin(i)	$567,809	$366,613	$1,160,366	$869,057

Note:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.